Exhibit 99.3

HYDRO ONE INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the years ended December 31, 2015 and 2014

The following Management’s Discussion and Analysis (MD&A) of the financial condition and results of operations should be read together with the consolidated financial statements and accompanying notes (the Consolidated Financial Statements) of Hydro One Inc. (Hydro One or the Company) for the year ended December 31, 2015. The Consolidated Financial Statements are presented in Canadian dollars and have been prepared in accordance with United States (US) Generally Accepted Accounting Principles (GAAP). All financial information in this MD&A is presented in Canadian dollars, unless otherwise indicated.

The Company has prepared this MD&A in accordance with National Instrument 51-102 – Continuous Disclosure Obligations of the Canadian Securities Administrators. Under the US/Canada Multijurisdictional Disclosure System, the Company is permitted to prepare this MD&A in accordance with the disclosure requirements of Canada, which can vary from those of the US. This MD&A provides information for the year ended December 31, 2015, based on information available to management as of February 11, 2016.

INITIAL PUBLIC OFFERING

In November 2015, Hydro One Limited and the Province of Ontario (Province) completed an initial public offering (IPO) on the Toronto Stock Exchange of 15% of Hydro One Limited’s 595 million outstanding common shares. Prior to the completion of the IPO, Hydro One and Hydro One Limited completed a series of transactions that resulted in, among other things, the acquisition by Hydro One Limited of all of the issued and outstanding shares of Hydro One from the Province. Both Hydro One and Hydro One Limited are reporting issuers.

CONSOLIDATED FINANCIAL HIGHLIGHTS AND STATISTICS

Year ended December 31 (millions of Canadian dollars, except as otherwise noted)	2015	2014	Change
Revenues	6,529	6,548	(0.3%)
Purchased power	3,450	3,419	0.9%
Revenues, net of purchased power	3,079	3,129	(1.6%)
Operation, maintenance and administration costs	1,130	1,192	(5.2%)
Depreciation and amortization	757	722	4.8%
Financing charges	376	379	(0.8%)
Income tax expense	114	89	28.1%
Net income attributable to common shareholder of Hydro One	679	731	(7.1%)

Basic and diluted earnings per common share (EPS)	$6,340	$7,319	(13.4%)

Net cash from (used in) operating activities	(1,259)	1,256	(200.2%)
Adjusted net cash from operating activities[1]	1,539	1,256	22.5%

Funds from (used in) operations (FFO)[1]	(1,464)	1,293	(213.2%)
Adjusted FFO[1]	1,334	1,293	3.2%

Capital investments	1,662	1,530	8.6%

Transmission:
Average monthly Ontario 60-minute peak demand (MW)	20,344	20,596	(1.2%)

Distribution:
Units distributed to Hydro One customers (TWh)	28.9	29.8	(3.0%)

Debt to capitalization ratio[2]	50.9%	52.8%

[1]	See section “Non-GAAP Measures” for description and reconciliation of adjusted net cash from operating activities, FFO and adjusted FFO.
[2]

Debt to capitalization ratio has been calculated as total debt (includes total long-term debt and short-term borrowings, net of cash) divided by total debt plus total shareholder’s equity, including preferred shares but excluding any amounts related to non-controlling interest.

HYDRO ONE INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS (continued)

For the years ended December 31, 2015 and 2014

OVERVIEW

Hydro One is the largest electricity transmission and distribution company in Ontario. Hydro One owns and operates substantially all of Ontario’s electricity transmission network, and is the largest electricity distributor in Ontario. Hydro One has three business segments: (i) Transmission Business; (ii) Distribution Business; and (iii) Other Business.

Transmission Business

Hydro One’s transmission business owns, operates and maintains Hydro One’s transmission system, which accounts for approximately 96% of Ontario’s transmission capacity. The Transmission Business consists of the transmission system operated by the Company’s subsidiary, Hydro One Networks Inc. (Hydro One Networks), and a 66% interest in B2M Limited Partnership (B2M LP), a limited partnership between Hydro One and the Saugeen Ojibway Nation in respect of the Bruce-to-Milton transmission line. The Company’s Transmission Business is a rate-regulated business that earns revenues mainly from charging transmission rates that are approved by the Ontario Energy Board (OEB). The Transmission Business represented approximately 50% of the Company’s total assets as at December 31, 2015, and approximately 50% of its total revenues, net of purchased power, in 2015.

	2015	2014
Electricity transmitted (TWh)	137.0	139.8
Transmission lines spanning the province (circuit-kilometres)	29,355	29,344
Rate base (millions of Canadian dollars)	10,175	9,934
Capital investments (millions of Canadian dollars)	943	845

Note: TWh means terawatt-hours.

Distribution Business

Hydro One’s Distribution Business is the largest in Ontario and consists of the distribution system operated by the Company’s subsidiaries Hydro One Networks and Hydro One Remote Communities Inc. The Company’s Distribution Business is a rate-regulated business that earns revenues mainly by charging distribution rates that must be approved by the OEB. The Distribution Business represented approximately 38% of the Company’s total assets as at December 31, 2015, and approximately 49% of its total revenues, net of purchased power, in 2015.

	2015	2014
Electricity distributed to Hydro One customers (TWh)	28.9	29.8
Electricity distributed through Hydro One lines (TWh)[1]	40.7	42.4
Distribution lines spanning the province (circuit-kilometres)	123,425	123,657
Distribution customers (number of customers)	1,347,231	1,439,321
Rate base (millions of Canadian dollars)	6,739	6,415
Capital investments (millions of Canadian dollars)	711	680

[1]

Units distributed through Hydro One lines represent total distribution system requirements and include electricity distributed to consumers who purchased power directly from the Independent Electricity System Operator (IESO).

Other Business

Hydro One’s Other Business segment consists of certain corporate activities. This segment represented approximately 12% of Hydro One’s total assets as at December 31, 2015, and approximately 1% of its total revenues, net of purchased power, in 2015.

HYDRO ONE INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS (continued)

For the years ended December 31, 2015 and 2014

PRIMARY FACTORS AFFECTING RESULTS OF OPERATIONS

Transmission Revenues

Transmission revenues primarily consist of the Company’s transmission rates approved by the OEB which are charged based on the monthly peak electricity demand across Hydro One’s high-voltage network. Transmission rates are designed to generate revenues necessary to construct, upgrade, extend and support a transmission system with sufficient capacity to accommodate maximum forecasted demand and a regulated return on the Company’s investment. Peak electricity demand is primarily influenced by weather and economic conditions. Transmission revenues also include export revenues associated with transmitting electricity to markets outside of Ontario. Ancillary revenues include revenues from providing maintenance services to generators and from third-party land use.

Distribution Revenues

Distribution revenues include the distribution rates approved by the OEB and amounts to recover the cost of purchased power used by the customers of the distribution business. Distribution rates are designed to generate revenues necessary to construct and support local distribution system with sufficient capacity to accommodate existing and new customer demand and a regulated return on the Company’s investment. Accordingly, distribution revenues are influenced by distribution rates, the cost of purchased power, and the amount of electricity the Company distributes. Distribution revenues also include ancillary distribution service revenues, such as fees related to the joint use of Hydro One’s distribution poles by the telecommunications and cable television industries, as well as miscellaneous charges such as charges for late payments.

Purchased Power Costs

Purchased power costs are incurred by the distribution business and represent the cost of purchased electricity delivered to customers within Hydro One’s distribution service territory. These costs comprise the wholesale commodity cost of energy, in addition to wholesale market service and transmission charges levied by the Independent Electricity System Operator (IESO). Hydro One passes the cost of electricity that it delivers to its customers, and is therefore not exposed to wholesale electricity commodity price risk.

Operation, Maintenance and Administration Costs

Operation, maintenance and administration (OM&A) costs are incurred to support the operation and maintenance of the transmission and distribution systems, and other costs such as property taxes related to transmission and distribution lines, stations and buildings. Transmission OM&A costs are incurred to sustain the Company’s high-voltage transmission stations, lines and rights-of-way, and include preventive and corrective maintenance costs related to power equipment, overhead transmission lines, transmission station sites, and forestry control to maintain safe distance between line spans and trees. Distribution OM&A costs are required to maintain the Company’s low-voltage distribution system, and include costs related to distribution line clearing and forestry control to reduce power outages caused by trees, line maintenance and repair, as well as land assessment and remediation. Hydro One manages its costs through ongoing efficiency and productivity initiatives, while continuing to complete planned work programs associated with the development and maintenance of its transmission and distribution networks.

Depreciation and Amortization

Depreciation and amortization costs relate primarily to depreciation of the Company’s property, plant and equipment, and amortization of certain intangible assets and regulatory assets. Depreciation expense also includes the costs incurred to remove property, plant and equipment where no asset retirement obligations have been recorded on the balance sheet.

Financing Charges

Financing charges relate to the Company’s financing activities, and include interest expense on the Company’s long-term debt, gains and losses on interest rate swap agreements, net of interest earned on short-term and long-term investments. A portion of financing charges incurred by the Company is capitalized to the cost of property, plant and equipment associated with the periods during which such assets are under construction before being placed in-service.

HYDRO ONE INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS (continued)

For the years ended December 31, 2015 and 2014

Income Taxes

Hydro One and its subsidiaries were exempt from regular Canadian federal and Ontario income tax (Federal Tax Regime) and instead paid an equivalent amount referred to as payments in lieu of corporate income taxes (PILs) to the Ontario Electricity Financial Corporation (OEFC) under the Electricity Act (PILs Regime) until October 2015. Since then, Hydro One and its subsidiaries have been subject to the Federal Tax Regime. See further details in section “Other Developments – PILs Deemed Disposition Rules.”

RESULTS OF OPERATIONS

Net Income

Net income attributable to common shareholder for the year ended December 31, 2015 of $679 million is a decrease of $52 million or 7.1% from the prior year. Significant influences on net income included:

•	milder weather in 2015 resulted in a decrease in transmission revenues, mainly due to lower average Ontario peak demand in 2015 compared to 2014, particularly in June, November, and December;

•	the effective income tax rate of 14.0% in 2015 compared to an effective tax rate of 10.6% in 2014;

•	OM&A costs were lower than the prior year due to:

¡	lower costs related to remediating the Company’s customer information system, lower customer support expenses and lower bad debt expenses; and

¡	lower preventative maintenance related to vegetation management; partially offset by

¡	in 2014, insurance proceeds related to 2013 floods at the Company’s Richview and Manby transformer stations were recorded as a reduction in 2014 OM&A costs and did not recur in 2015; and

¡	during 2015, the Company recorded expenditures related to the integration of acquired local distribution companies.

Revenues

Year ended December 31 (millions of Canadian dollars, except as otherwise noted)	2015	2014	Change
Transmission	1,536	1,588	(3.3%)
Distribution	4,949	4,903	0.9%
Other	44	57	(22.8%)

	6,529	6,548	(0.3%)

Transmission:
Average monthly Ontario 60-minute peak demand (MW)	20,344	20,596	(1.2%)

Distribution:
Units distributed to Hydro One customers (TWh)	28.9	29.8	(3.0%)

Transmission Revenues

The decrease of $52 million or 3.3% in transmission revenues for the year ended December 31, 2015 was primarily due to lower average monthly Ontario 60-minute peak demand due to industrial customers shifting energy use away from system-wide peaks in the winter months of 2015 and generally milder weather in 2015, which more than offset increased transmission rates for 2015.

Distribution Revenues

The increase of $46 million or 0.9% in distribution revenues for the year ended December 31, 2015 was primarily due to higher OEB-approved distribution rates and higher purchased power costs, partially offset by decreased revenues due to the spin-off of Hydro One’s subsidiary, Hydro One Brampton Networks Inc. (Hydro One Brampton).

HYDRO ONE INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS (continued)

For the years ended December 31, 2015 and 2014

Operation, Maintenance and Administration Costs

Year ended December 31 (millions of Canadian dollars)	2015	2014	Change
Transmission	426	394	8.1%
Distribution	633	742	(14.7%)
Other	71	56	26.8%

	1,130	1,192	(5.2%)

Transmission OM&A Costs

The increase of $32 million or 8.1% in transmission OM&A costs for the year ended December 31, 2015 was primarily due to the following:

•	expenses related to write-offs of project and inventory costs due to revisions of asset replacement strategies:

•	higher expenditures during 2015 related to work required to adhere to the North American Electric Reliability Corporation (NERC) Critical Infrastructure Protection (Cyber Security) standards; and

•

in 2014, insurance proceeds related to 2013 floods at the Company’s Richview and Manby transformer stations were recorded as a reduction in 2014 OM&A costs and did not recur in 2015; partially offset by:

•	decreased expenditures related to forestry control and line clearing on the Company’s transmission rights-of-way.

Distribution OM&A Costs

The decrease of $109 million or 14.7% in distribution OM&A costs for the year ended December 31, 2015 was primarily due to the following:

•	a decrease in bad debt expense and lower expenditures related to remediation of the Company’s customer information system;

•	decreased vegetation management expenditures relating to the distribution line clearing and forestry control; and

•	lower volume of work associated with locating and restoring power outages; partially offset by

•	increased costs associated with responding to power outages as a result of multiple wind storms during the fourth quarter of 2015.

Other OM&A Costs

The increase of $15 million or 26.8% in other OM&A costs for the year ended December 31, 2015 was primarily due to costs to integrate acquired local distribution companies and increased compensation costs.

Depreciation and Amortization

The increase of $35 million or 4.8% in depreciation and amortization costs for the year ended December 31, 2015 compared to last year was mainly due to the growth in capital assets as the Company continues to place new assets in-service, consistent with its ongoing capital investment program.

Income tax expense

Income tax expense for the year ended December 31, 2015 increased by $25 million compared to 2014, and the Company realized an effective tax rate of approximately 14.0% in 2015, compared to approximately 10.6% realized in 2014. The differences are primarily due to the following:

•	lower capital cost allowance in excess of depreciation and amortization; and

•	additional tax expense in connection with the spin-off of Hydro One Brampton; partially offset by

•

an income tax recovery recorded on the revaluation to fair market value of the tax basis of the assets of Hydro One and its subsidiaries in excess of the Departure Tax triggered when Hydro One exited the PILs Regime.

HYDRO ONE INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS (continued)

For the years ended December 31, 2015 and 2014

HYDRO ONE BRAMPTON

On August 31, 2015, a dividend was paid to the Province by transferring to a company wholly-owned by the Province all of the issued and outstanding shares of Hydro One Brampton and inter-company indebtedness owed to Hydro One by Hydro One Brampton.

Hydro One’s 2015 consolidated results of operations include the results of Hydro One Brampton up to August 31, 2015. The following tables present quarterly results of Hydro One Brampton that are included in consolidated results of Hydro One for the years ended December 31, 2015 and 2014.

Quarter ended (millions of Canadian dollars)	Mar. 31, 2015	Jun. 30, 2015	Sept. 30, 2015	Dec. 31, 2015	2015 Total
Revenues	125	129	100	—	354
Purchased power	107	111	88	—	306
OM&A	6	6	4	—	16
Depreciation and amortization	5	4	2	—	11
Income tax expense	—	1	(1)	—	—

Net income	7	7	7	—	21

Capital investments	9	11	8	—	28

Quarter ended (millions of Canadian dollars)	Mar. 31, 2014	Jun. 30, 2014	Sept. 30, 2014	Dec. 31, 2014	2014 Total
Revenues	127	115	128	125	495
Purchased power	109	99	109	109	426
OM&A	7	6	5	5	23
Depreciation and amortization	4	3	4	3	14
Income tax expense	—	1	—	2	3

Net income	7	6	10	6	29

Capital investments	2	10	6	9	27

SELECTED ANNUAL FINANCIAL STATISTICS

Year ended December 31 (millions of Canadian dollars, except per share amounts)	2015	2014	2013
Total revenue	6,529	6,548	6,074
Net income attributable to common shareholder	679	731	785
Basic and diluted EPS	$6,340	$7,319	$7,850
Dividends per common share declared	$8,750	$2,696	$2,000
Dividends per preferred share declared	$1.03	$1.38	$1.38

December 31 (millions of Canadian dollars)	2015	2014	2013
Total assets	24,203	22,550	21,625
Total non-current financial liabilities	8,224	8,373	8,301

QUARTERLY RESULTS OF OPERATIONS

The following table sets forth unaudited quarterly information for 2015 and 2014. This information has been derived from the Company’s unaudited interim Consolidated Financial Statements and audited annual Consolidated Financial Statements.

Quarter ended (millions of Canadian dollars, except EPS)	Dec. 31, 2015	Sept. 30, 2015	Jun. 30, 2015	Mar. 31, 2015	Dec. 31, 2014	Sept. 30, 2014	Jun. 30, 2014	Mar. 31, 2014
Total revenues	1,513	1,645	1,563	1,808	1,662	1,556	1,566	1,764

Total revenues, net of purchased power	727	789	725	838	769	776	742	842

Net income attributable to common shareholder	132	188	131	228	216	169	110	236

Basic and diluted EPS	$1,036	$1,869	$1,313	$2,281	$2,170	$1,693	$1,099	$2,357

HYDRO ONE INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS (continued)

For the years ended December 31, 2015 and 2014

NON-GAAP MEASURES

FFO and Adjusted FFO

FFO is defined as net cash from operating activities, adjusted for the following: (i) changes in non-cash balances related to operations, (ii) dividends paid on preferred shares, and (iii) distributions to noncontrolling interest. Adjusted FFO is defined as FFO, adjusted for the impact of the deferred income tax asset that resulted as a consequence of leaving the PILs Regime and entering the Federal Tax Regime. Management believes that FFO and adjusted FFO are helpful as supplemental measures of the Company’s operating cash flows as they exclude timing-related fluctuations in non-cash operating working capital and cash flows not attributable to common shareholder, and, in the case of adjusted FFO, the impact of the IPO-related deferred income tax asset. As such, these measures provide a consistent measure of the cash generating performance of the Company’s assets.

The following table presents the reconciliation of net cash from operating activities to FFO and adjusted FFO:

Year ended December 31 (millions of Canadian dollars)	2015	2014
Net cash from (used in) operating activities	(1,259)	1,256
Changes in non-cash balances related to operations	(187)	55
Preferred dividends	(13)	(18)
Distributions to noncontrolling interest	(5)	—

FFO	(1,464)	1,293

Less: Deferred income tax asset[1]	(2,798)	—

Adjusted FFO	1,334	1,293

[1]	Impact of deferred income tax asset that resulted as a consequence of leaving the PILs Regime and entering the Federal Tax Regime

Adjusted Net Cash from Operating Activities

Adjusted net cash from operating activities is defined as net cash from operating activities, adjusted for the impact of the deferred income tax asset that resulted as a consequence of leaving the PILs Regime and entering the Federal Tax Regime. Management believes that this measure is helpful as a supplemental measure of the Company’s net cash from operating activities as it excludes the impact of the IPO-related deferred income tax asset. As such, adjusted net cash from operating activities provides a consistent measure of the Company’s cash from operating activities compared to prior periods.

The following table presents the reconciliation of net cash from operating activities to adjusted net cash from operating activities:

Year ended December 31 (millions of Canadian dollars)	2015	2014
Net cash from (used in) operating activities	(1,259)	1,256
Less: Deferred income tax asset[1]	(2,798)	—

Adjusted net cash from operating activities	1,539	1,256

[1]	Impact of deferred income tax asset that resulted as a consequence of leaving the PILs Regime and entering the Federal Tax Regime

To the extent that adjusted net income is used in future continuous disclosure documents of Hydro One, it will be defined as net income, adjusted for certain items, including non-recurring items and other one-time items that management does not consider to be reflective of the operating performance of the Company. No such adjustments to net income are presented in this MD&A. Management believes that this measure will be helpful in assessing the Company’s financial and operating performance in the future.

FFO, adjusted FFO, adjusted net cash from operating activities, and adjusted net income are not recognized measures under US GAAP and do not have a standardized meaning prescribed by US GAAP. They are therefore unlikely to be directly comparable to similar measures presented by other companies. They should not be considered in isolation nor as a substitute for analysis of the Company’s financial information reported under US GAAP.

HYDRO ONE INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS (continued)

For the years ended December 31, 2015 and 2014

SUMMARY OF SOURCES AND USES OF CASH

Hydro One’s primary sources of cash flows are funds generated from operations, capital market debt borrowings and bank financing that are used to satisfy Hydro One’s capital resource requirements, including the Company’s capital expenditures, servicing and repayment of debt, and dividends.

The following table presents the Company’s sources and uses of cash during the years ended December 31, 2015 and 2014:

Year ended December 31 (millions of Canadian dollars)	2015	2014
Operating activities
Net income	702	747
Deferred income taxes	(2,817)	10
Changes in non-cash balances related to operations	187	(55)
Other	669	554

	(1,259)	1,256

Financing activities
Long-term debt issued	350	628
Long-term debt retired	(585)	(776)
Short-term notes issued	1,491	—
Common shares issued	2,600	—
Dividends paid	(888)	(287)
Amount contributed by (distributed to) noncontrolling interest	(5)	72
Other	(9)	(32)

	2,954	(395)

Investing activities
Capital expenditures	(1,631)	(1,504)
Capital contributions	62	—
Acquisitions of local distribution companies	(90)	(66)
Investment in Hydro One Brampton	(53)	—
Proceeds from investment	—	250
Other	6	(6)

	(1,706)	(1,326)

Net change in cash and cash equivalents	(11)	(465)

Cash from Operating Activities

Cash used in operations totalled $1,259 million for 2015 compared to cash from operations of $1,256 million in 2014. Cash from operations was affected by changes in deferred income tax assets that resulted as a consequence of leaving the PILs Regime and entering the Federal Tax Regime. Excluding this effect, cash from operations would have been $1,539 million for 2015, an increase of $283 million compared to prior year, mainly due to improved accounts receivable collections in 2015 and changes in regulatory accounts that impact revenue.

Cash from Financing Activities

Cash from financing activities of $2,954 million for 2015 compared to cash used in financing activities of $395 million in 2014. The increase in 2015 was primarily due to cash proceeds from common shares issued, and the issuance of short-term notes and long-term debt, partly offset by payment of dividends and repayment of long-term debt. See section “Liquidity and Financing Strategy” for details of the Company’s liquidity and financing strategy.

In 2015, Hydro One issued $350 million of long-term debt under its Medium-Term Note (MTN) Program, compared to $628 million of long-term debt issued in 2014. In 2015, Hydro One repaid $550 million in maturing long-term debt, compared to no long-term debt maturing or repaid in 2014. In addition, long-term debt totalling $35 million assumed as part of the Haldimand County Utilities Inc. (Haldimand Hydro) acquisition and the Woodstock Hydro Holdings Inc. (Woodstock Hydro) acquisition was repaid in 2015.

HYDRO ONE INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS (continued)

For the years ended December 31, 2015 and 2014

In 2015, Hydro One paid dividends in the amount of $888 million ($875 million of common share dividends and $13 million of preferred share dividends), compared to dividends totalling $287 million paid in 2014. Included in dividends paid in 2015 was a special dividend paid to the Province prior to the completion of the IPO.

In November 2015, Hydro One issued 39,598 common shares to Hydro One Limited for cash proceeds of $2.6 billion.

Cash from Investing Activities

Cash used in investing activities was $1,706 million for 2015 compared to $1,326 million in 2014. The increase in 2015 was mainly due to higher capital investments in 2015 and the sale of an investment in 2014 for $250 million that did not recur in 2015. In 2015, cash totalling $90 million was used to purchase Haldimand Hydro and Woodstock Hydro, compared to cash of $66 million used to purchase Norfolk Power Inc. (Norfolk Power) in 2014. See section “Capital Investments” for details of the Company’s capital investments, and section “Other Developments – Acquisitions” for details of the acquisitions of Haldimand Hydro and Woodstock Hydro.

LIQUIDITY AND FINANCING STRATEGY

Short-term liquidity is provided through funds from operations, Hydro One’s Commercial Paper Program, and credit facilities. Under the commercial paper program, Hydro One is authorized to issue up to $1.5 billion in short-term notes with a term to maturity of less than 365 days. At December 31, 2015, Hydro One had $1,491 million in commercial paper borrowings outstanding, compared to no commercial paper borrowings outstanding at December 31, 2014. In addition, Hydro One has revolving credit facilities totalling $2.3 billion that mature between 2018 and 2020. The Company may use the credit facilities for working capital and general corporate purposes. The short-term liquidity under the Commercial Paper Program, the credit facilities and anticipated levels of funds from operations are expected to be sufficient to fund the Company’s normal operating requirements.

At December 31, 2015, the Company had long-term debt totalling $8,723 million under its MTN Program. At December 31, 2015, the maximum authorized principal amount of medium-term notes issuable under the MTN Program was $3.5 billion, with the entire amount remaining available until January 2018. The long-term debt consists of notes and debentures that mature between 2016 and 2064, and at December 31, 2015, had an average term to maturity of approximately 16.6 years and a weighted average coupon of 4.7%.

At December 31, 2015, Hydro One’s corporate long-term and short-term debt ratings from approved rating organizations were as follows:

Rating Agency	Short-term Debt Rating	Long-term Debt Rating
DBRS Limited (DBRS)[1]	R-1 (low)	A (high)
Moody’s Investors Service (Moody’s)[2]	Prime-2	A3
Standard & Poor’s Rating Services (S&P)[3]	A-1	A

[1]

On November 5, 2015, DBRS confirmed Hydro One’s issuer rating and senior unsecured debenture rating at A (high), downgraded its short-term debt rating to R-1 (low) from R-1 (mid), and revised its trend to stable.

[2]

On November 5, 2015, Moody’s downgraded the senior unsecured ratings of Hydro One to A3 from A2, downgraded its short term debt rating to Prime-2 from Prime-1, and revised its outlook on the Company to stable from negative.

[3]	On September 18, 2015, S&P affirmed its ratings on Hydro One, including its A long-term corporate credit rating on the company.

At December 31, 2015, Hydro One was in compliance with all financial covenants and limitations associated with the outstanding borrowings and credit facilities.

Effect of Interest Rates

The Company is exposed to fluctuations in interest rates as its regulated return on equity is derived using a formulaic approach that takes into account anticipated interest rates. See section “Risk Management and Risk Factors – Risks Relating to Hydro One’s Business – Market, Financial Instrument and Credit Risk” for more details.

HYDRO ONE INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS (continued)

For the years ended December 31, 2015 and 2014

Pension Plan

In 2015, Hydro One contributed approximately $177 million to its pension plan, compared to contributions of approximately $174 million in 2014, and incurred $163 million in net periodic pension benefit costs, compared to $158 million incurred in 2014. The Company estimates that total pension contributions for 2016 will be approximately $180 million.

The Company’s pension benefits obligation is impacted by various assumptions and estimates, such as discount rate, rate of return on plan assets, rate of cost of living increase, and mortality assumptions. A full discussion of the significant assumptions and estimates can be found in the section “Critical Accounting Estimates – Employee Future Benefits.”

CAPITAL INVESTMENTS

The Company makes capital investments to maintain the safety, reliability and integrity of its transmission and distribution assets and to provide for the ongoing growth and modernization required to meet the expanding and evolving needs of its customers and the electricity market. This is achieved through a combination of sustaining capital investments, which are required to support the continued operation of Hydro One’s existing assets, and development capital investments, which involve both additions to existing assets and large scale projects such as new transmission lines and transmission stations.

In 2015, the Company made capital investments totalling $1,662 million and placed $1,471 million of new assets in-service, including replacements of end-of-life wood poles, new load connections, and the completion of two transformer replacements at the Hanmer Transmission Station, compared to $1,530 million of capital investments and $1,574 million of new assets placed in-service in 2014.

The following table presents Hydro One’s 2015 and 2014 capital investments:

Year ended December 31 (millions of Canadian dollars)	2015	2014	Change
Transmission
Sustaining	706	625	13.0%
Development	166	132	25.8%
Other	71	88	(19.3%)

Total Transmission Capital Investments	943	845	11.6%

Distribution
Sustaining	398	356	11.8%
Development	220	236	(6.8%)
Other	93	88	5.7%

Total Distribution Capital Investments	711	680	4.6%

Other Capital Investments	8	5	60.0%

Total Capital Investments	1,662	1,530	8.6%

Transmission Capital Investments

The increase of $98 million or 11.6% in transmission capital investments in 2015 was primarily due to the following:

•

several system re-investments, including various end-of-life equipment replacements at certain transmission stations, including the Bruce, Richview, Larchwood and Wiltshire Transmission Stations, as well as the completion of two transformer replacements at the Hanmer Transmission Station;

•	the continued work on some of the Company’s major inter-area network and local area supply projects, such as the Clarington Transmission Station and Guelph Area Transmission Refurbishment projects;

•	increased work on overhead lines refurbishment and replacement projects and programs;

•

increased volume of work related to station security upgrades to prevent unauthorized entry to stations and enhance safety, and increased cyber system replacements, including firewall infrastructure, auxiliary equipment and management software, to adhere to the NERC Cyber Security standards; and

•	increased volume of demand equipment replacements, as well as spare transformer equipment purchases to ensure readiness for unplanned transformer replacements; partially offset by

HYDRO ONE INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS (continued)

For the years ended December 31, 2015 and 2014

•

decreased expenditures related to underground lines system replacements, as the end-of-life underground transmission cables between the Strachan Transformer Station and Riverside Junction were replaced and placed in-service in 2014.

Distribution Capital Investments

The increase of $31 million or 4.6% in distribution capital investments in 2015 was primarily due to the following:

•	increased capital lines work, primarily related to multiple sustainment initiatives programs and higher volume of component replacements;

•	increased work related to station refurbishment programs due to a larger volume of transformer purchases and more refurbishments accomplished during 2015; and

•	increased storm restoration work as a result of multiple wind storms which occurred during the fourth quarter of 2015, as well as related power quality-related issues; partially offset by

•	decreased expenses in 2015 due to completion of a smart meter installation project in 2014.

Major Transmission Projects

The following table summarizes the status of certain of Hydro One’s major transmission projects at December 31, 2015:

Project Name	Location	Type	Anticipated In-Service Date	Estimated Cost	Capital Cost To-Date	Status

Toronto Midtown Transmission Reinforcement	Toronto Southwestern Ontario	New transmission line	2016	$123 million	$121 million	In progress

Guelph Area Transmission Refurbishment	Guelph area Southwestern Ontario	Transmission line upgrade	2016	$103 million	$67 million	In progress

Clarington Transmission Station	Oshawa area Eastern GTA	New transmission station	2018/2019	$297 million	$97 million	In progress

Supply to Essex County Transmission Reinforcement	Windsor-Essex area Southwestern Ontario	New transmission line and station	2018	To be determined	—	OEB decision received in July 2015

Northwest Bulk Transmission Line	Thunder Bay Northwestern Ontario	New transmission line	As early as 2020	To be determined	—	Development work is in progress

Future Capital Investments

Hydro One anticipates that it will spend an average of over $1.6 billion per year over the next five years on total capital investments, with sustaining capital investments representing an average of approximately 60% of total capital investments in each year. The Company anticipates that these investments will contribute to improved reliability, customer service and operating efficiencies.

The following table summarizes Hydro One’s annual projected capital investments for 2016 to 2020, by business segment:

(millions of Canadian dollars)	2016	2017	2018	2019	2020
Transmission	937	920	978	1,021	989
Distribution	706	692	690	729	663

Total capital investments	1,643	1,612	1,668	1,750	1,652

The following table summarizes Hydro One’s annual projected capital investments for 2016 to 2020, by category:

(millions of Canadian dollars)	2016	2017	2018	2019	2020
Sustaining	999	998	1,098	1,006	1,001
Development	416	435	360	479	480
Other	228	179	210	265	171

Total capital investments	1,643	1,612	1,668	1,750	1,652

Note: “Other” capital expenditures consist of special projects, such as those relating to information technology.

HYDRO ONE INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS (continued)

For the years ended December 31, 2015 and 2014

OTHER OBLIGATIONS

Off-Balance Sheet Arrangements

There are no off-balance sheet arrangements that have, or are reasonably likely to have, a material current or future effect on the Company’s financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources.

Summary of Contractual Obligations and Other Commercial Commitments

The following table presents a summary of Hydro One’s debt and other major contractual obligations, as well as other major commercial commitments:

December 31, 2015 (millions of Canadian dollars)	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Contractual obligations (due by year)
Long-term debt – principal repayments	8,723	500	1,350	878	5,995
Long-term debt – interest payments	7,368	397	741	654	5,576
Short-term notes payable	1,491	1,491	—	—	—
Pension contributions[1]	197	180	17	—	—
Environmental and asset retirement obligations[2]	248	22	51	58	117
Outsourcing agreements[3]	523	167	244	101	11
Operating lease commitments	38	10	16	9	3
Other	90	17	34	33	6

Total contractual obligations	18,678	2,784	2,453	1,733	11,708

Other commercial commitments (by year of expiry)
Bank line[4]	2,300	—	800	1,500	—
Letters of credit[5]	154	154	—	—	—
Guarantees[5]	330	330	—	—	—

Total other commercial commitments	2,784	484	800	1,500	—

[1]

Contributions to the Hydro One Pension Fund are generally made one month in arrears. The 2016 minimum pension contributions are based on an actuarial valuation as at December 31, 2013 and projected levels of pensionable earnings. Pension contributions beyond 2016 are not estimable at this time.

[2]

Hydro One records a liability for the estimated future expenditures associated with the removal and destruction of polychlorinated biphenyl (PCB)-contaminated insulating oils and related electrical equipment, and for the assessment and remediation of chemically-contaminated lands owned by the Company. Hydro One also records a liability for asset retirement obligations associated with the removal and disposal of asbestos-containing materials installed in some of its facilities. The forecasted expenditure pattern reflects the Company’s planned work programs for the periods.

[3]

Inergi LP (Inergi), an affiliate of Capgemini Canada Inc., provides services to Hydro One, including settlements, source to pay services, pay operations services, information technology, finance and accounting services. The agreement with Inergi for these services expires in December 2019. In addition, Inergi provides customer service operations outsourcing services to Hydro One. The agreement for these services expires in February 2018. Brookfield Global Integrated Solutions (formerly Brookfield Johnson Controls Canada LP) (Brookfield) provides services to Hydro One, including facilities management and execution of certain capital projects as deemed required by the Company. The current agreement with Brookfield expires in December 2024. The contractual amounts disclosed include an estimated contractual annual inflation adjustment in the range of 1.9% to 2.1%. Payments in respect of the Company’s outsourcing agreements are recorded in OM&A costs on the Company’s Consolidated Statements of Operations and Comprehensive Income or as a cost of capital programs.

[4]	The Company has revolving credit facilities totalling $2.3 billion that expire between 2018 and 2020.
[5]

Hydro One currently has outstanding bank letters of credit of $139 million relating to retirement compensation arrangements. Hydro One provides prudential support to the IESO in the form of letters of credit, the amount of which is calculated based on forecasted monthly power consumption. At December 31, 2015, Hydro One has provided a letter of credit to the IESO in the amount of $15 million to meet its current prudential requirements. Hydro One has also provided prudential support to the IESO on behalf of its subsidiaries as required by the IESO’s Market Rules, using parental guarantees of $329 million, and on behalf of a distributor using total guarantees of $1 million.

HYDRO ONE INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS (continued)

For the years ended December 31, 2015 and 2014

REGULATION

The OEB approves both the revenue requirements of and the rates charged by Hydro One’s regulated transmission and distribution businesses. The rates are designed to permit the Company’s transmission and distribution businesses to recover the allowed costs and to earn a formula-based annual rate of return on its equity invested in the regulated businesses. This is done by applying a specified equity risk premium to forecasted interest rates on long-term bonds. In addition, the OEB approves rate riders to allow for the recovery or disposition of specific regulatory deferral accounts over specified timeframes.

The following table summarizes Hydro One’s major regulatory proceedings:

Application	Year(s)	Type	Status

Electricity Rates
Hydro One Networks	2015-2016	Transmission – Cost-of-service	OEB decision received
Hydro One Networks	2015-2017	Distribution – Custom	OEB decision received
B2M LP	2015	Transmission – Interim	OEB decision received
B2M LP	2015-2019	Transmission – Cost-of-service	OEB decision received

Mergers Acquisitions Amalgamations and Divestitures
Haldimand Hydro	n/a	Acquisition	OEB decision received
Woodstock Hydro	n/a	Acquisition	OEB decision received

Leave to Construct
Supply to Essex County Transmission Reinforcement Project	n/a	Section 92	OEB decision received

Hydro One has secured rate orders for Hydro One Networks’ transmission business through 2016, for B2M LP through 2019, and for Hydro One Networks’ distribution business to the end of 2017. The following table summarizes the status of Hydro One’s electricity rate applications.

Application	Date of Rate Application Approval	Year	ROE Allowed (A) or Forecast (F)	Rate Base	Date of Rate Order Filing	Rate Order Status
Transmission:
Hydro One Networks	January 2015	2015	9.30%(A)	$9,651 million	January 2015	Approved
		2016	9.19%(A)	$10,040 million	November 2015	Approved
B2M LP	December 2015	2015	9.30%(A)	$523 million	December 2014	Approved
		2016	9.19%(A)	$516 million	January 2016	Approved
		2017	9.71%(F)	$509 million	—	To be filed 2016 Q4
		2018	9.96%(F)	$502 million	—	To be filed 2017 Q4
		2019	10.01%(F)	$496 million	—	To be filed 2018 Q4

Distribution:
Hydro One Networks	March 2015	2015	9.30%(A)	$6,552 million	April 2015	Approved
		2016	9.19%(A)	$6,863 million	January 2016	Approved
		2017	9.71%(F)	$7,190 million	—	To be filed 2016 Q4

Hydro One Networks

Hydro One Networks’ transmission 2016 revenue requirement of $1,480 million is reflected in the Uniform Transmission Rates (UTR) Decision and Order. Hydro One Networks plans to submit a transmission application for 2017-2018 rates in the second quarter of 2016.

The Hydro One Distribution forecast for 2017 will be subject to adjustments for cost of capital parameters. Hydro One Networks plans to submit a distribution application for 2018-2022 rates in the first quarter of 2017.

HYDRO ONE INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS (continued)

For the years ended December 31, 2015 and 2014

B2M LP

On December 29, 2015, the OEB issued a Decision and Order approving the five-year revenue requirement for years 2015-2019 inclusive, approving the recovery of $8 million start-up costs in rates, and the establishment of a deferral account to capture costs of Tax Rate and Rule changes. The January 14, 2016, Decision and Rate Order approved the B2M LP revenue requirement recovery through the 2016 UTRs.

Supply to Essex County Transmission Reinforcement Project

On July 16, 2015, the OEB issued a Decision and Order granting Hydro One Networks Leave to Construct a new 13-kilometre 230 kV double-circuit transmission line in the Windsor-Essex region. The Decision and Order includes standard conditions of adherence to the system impact assessment and the connection impact assessment, and requires construction to commence within twelve months. In addition, on August 28, 2015, the OEB issued a letter stating that given the complexities and implications of the issues relating to cost allocation, including potential changes to the provisions in the Distribution System Code and the Transmission System Code, the OEB will not proceed with cost allocation through an adjudicative process, but will review these issues from a policy perspective.

On January 7, 2016, the OEB initiated its policy review. In the southeast Essex County, a number of large distribution-connected customers are a factor driving the need for new transmission capacity, such as the new Leamington transmission station. Three other distributors embedded in Hydro One’s distribution area will also benefit from this investment. Therefore, Hydro One has proposed that its share of this transmission investment be shared proportionately between Hydro One and the other identified beneficiaries in the area. The OEB consultation will review the concept of proportional benefit and its application, as the policy and regulatory framework to flow transmission costs through to identified distribution-connected customers is not in place.

Other Regulatory Developments

Time-of-Use (TOU) Pricing Decision and Order

On March 26, 2015, the OEB issued a Decision and Order to amend Hydro One Networks’ distribution license to include an exemption from the requirement to apply TOU pricing to approximately 170,000 Regulated Price Plan customers that are outside the smart meter telecommunications infrastructure. The exemption expires December 31, 2019.

Distribution System Code Requirements

In April 2015, the OEB introduced a Notice of Amendment to the Distribution System Code requiring electricity distributors to issue monthly bills to non-seasonal residential and certain general service customers by the end of 2016. In addition, the OEB amended the Distribution System Code imposing a 98% billing accuracy requirement, and provisions allowing a local distribution company to issue a bill based on estimated consumption only twice every twelve months to these customers. In September 2015, the OEB issued its Decision and Order amending Hydro One Networks’ electricity distribution licence to include an exemption from the requirement for estimated billing and billing accuracy for the 170,000 hard-to-reach customers that are currently exempt from TOU billing, for a term ending on December 31, 2019.

On December 31, 2015, Hydro One submitted a report to the OEB summarizing that as of November 2015, approximately only 101,000 “hard-to-reach” customers received estimated bills in 2015 and significant improvements were realized in estimated billing accuracy due to the availability of better customer-specific historical usage data on which the estimation algorithms are based.

Conservation and Demand Management

In accordance with a directive from the Minister of Energy and Infrastructure dated March 31, 2010, as a condition of licence, certain licensed electricity distributors must meet the IESO established targets for the reduction of electricity consumption and peak provincial electricity demand. On September 30, 2015, Hydro One Networks filed its annual Conservation and Demand Management (CDM) Report with the OEB. In 2014, Hydro One Networks achieved 167.4 MW in peak demand savings and 898.4 GWh in energy savings, which represent 78.4% and 79.5% of its peak demand and energy reduction targets, respectively. Although Hydro One Networks did not meet its peak demand reduction target, no punitive action will be taken against the Company.

Rate Design (previously Revenue Decoupling for Distributors)

In April 2015, the OEB issued a report, “Board Policy: A New Distribution Rate Design for Residential Electricity Customers”, outlining its new policy on fully fixed distribution charges for residential customers. The current distribution

HYDRO ONE INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS (continued)

For the years ended December 31, 2015 and 2014

charges are a combination of fixed and variable rates. Under the new policy, electricity distributors will structure their residential rates such that all distribution service costs will be collected through a fixed monthly charge only. The new policy will be implemented gradually over a four year period, with increases in the fixed rate and decreases in the variable rate, resulting in a fixed rate only by 2019. The new rate design will enable residential customers to leverage new technologies, manage costs through conservation, and better understand the value of distribution services. It will also provide greater revenue stability for distributors, including Hydro One.

In its December 22, 2015 Decision, the OEB has increased the transition period for Hydro One Networks’ certain customer classes to eight years to mitigate excessive bill impacts.

In January 2016, the OEB issued a Decision and Rate Order for the area formerly served by Norfolk Power approving Hydro One’s implementation plan to transition residential customers to fixed rates over a four year period. Although Norfolk Power customers’ rates are frozen for five years, the OEB Order approved Tariffs of Rates and Charges for 2016 only.

In 2015, Hydro One Networks filed applications with the OEB with respect to the new rate design for residential customers in the service areas formerly served by Haldimand Hydro and Woodstock Hydro that include fixed rates for five years and implementation plans to transition to fixed distribution rates. Approvals for these applications are pending.

Performance Measurement for Electricity Distributors

On September 18, 2015, Hydro One Networks submitted its 2014 Performance Scorecard to the OEB. In addition to ongoing operations, a major focus in 2014 was investing in improvements to the Company’s customer call centre and billing operations. Hydro One plans to continue developing targeted products and services that respond to its customers’ unique needs, including realizing value from the new customer information system, simplifying and shortening timeframes for the delivery of services, and enhancing accessibility to allow effective self-service for simple transactions. The Company is also committed to delivering programs to help its customers manage their energy consumption. Hydro One Networks’ 2014 Scorecard was posted on the Hydro One and the OEB websites.

Renewed Regulatory Framework for Transmitters

In 2015, the OEB initiated a discussion to develop a framework for the application of Renewed Regulatory Framework principles to transmitters, and in January 2016, issued a new set of draft filing requirements for transmitters for discussion.

Transmitter Consolidations

On January 19, 2016, the OEB issued the Handbook for Electricity Distributor and Transmitter Consolidations (the “handbook”) to provide guidance on applications for approval of electricity utility consolidations by way of mergers, acquisitions, amalgamations and divestitures and subsequent rate applications. The handbook is intended to provide guidance on the process for review of consolidation applications by the OEB and affirms the OEB’s policy of using the “no harm” test in reviewing consolidation applications. This test requires applicants to demonstrate that the costs to serve acquired customers post-consolidation will be no higher than they otherwise would be without consolidation. In addition the OEB will consider whether any price premium paid on the acquisition is financially burdensome to the applicant, as any premium paid over historic asset value is not recoverable in rates. The handbook will allow applicants to defer rebasing of the acquired utility for up to a 10 year period with the view of permitting the applicant to fully realize the anticipated efficiency gains and offset the overall costs of the transaction.

OTHER DEVELOPMENTS

PILs Deemed Disposition Rules

In connection with the IPO of Hydro One Limited, upon ceasing to be exempt from tax under the Federal Tax Regime in October 2015, Hydro One and its subsidiaries were deemed to dispose of their assets for proceeds equal to their fair market value, triggering a PILs liability of $2.6 billion (Departure Tax). The Departure Tax amount was confirmed in writing by the Minister of Finance and was paid to the OEFC in 2015. To enable Hydro One and its subsidiaries to pay the Departure Tax, Hydro One Limited made an equity injection of $2.6 billion in Hydro One and received 39,598 common shares of Hydro One. The revaluation of the tax basis of the assets of Hydro One and its subsidiaries to fair market value resulted in a net deferred tax recovery of $2,609 million recorded in 2015.

HYDRO ONE INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS (continued)

For the years ended December 31, 2015 and 2014

Class Action Lawsuit

In September 2015, Hydro One and three of its subsidiaries were served with a class action suit in which the representative plaintiff is seeking up to $125 million in damages related to allegations of improper billing practices. Hydro One intends to defend the action. Due to the preliminary stage of legal proceedings, an estimate of a possible loss related to this claim cannot be made.

Acquisitions

Integration of Norfolk Power

The Company acquired Norfolk Power in August 2014. The purchase price for Norfolk Power, adjusted for working capital and other closing adjustments, was approximately $68 million. Due to this acquisition, approximately 18,000 new customers were added to Hydro One’s Distribution Business. In September 2015, the Company completed the integration of Norfolk Power, including the integration of employees, customers, business processes, information and operations. This successful integration will allow the Company to standardize processes and leverage key lessons learned to drive efficiency and improvements when integrating other acquisitions in the future.

Acquisition of Haldimand Hydro

In June 2015, Hydro One completed the acquisition of Haldimand Hydro, an electricity distribution company located in southwestern Ontario, following approval of the acquisition by the OEB in March 2015. The purchase price for Haldimand Hydro, adjusted for working capital and other closing adjustments of approximately $8 million, was approximately $73 million. The goodwill of approximately $33 million arising from the Haldimand Hydro acquisition consists largely of the synergies and economies of scale expected from combining the operations of Hydro One and Haldimand Hydro. Due to this acquisition, approximately 21,000 new customers were added to Hydro One’s Distribution Business. Integration of Haldimand Hydro is ongoing.

Acquisition of Woodstock Hydro

In October 2015, Hydro One completed the acquisition of Woodstock Hydro, an electricity distribution company located in southwestern Ontario, following approval of the acquisition by the OEB in September 2015. The purchase price for Woodstock Hydro, adjusted for preliminary working capital and other closing adjustments, was approximately $32 million. The preliminary goodwill of approximately $17 million arising from the Woodstock Hydro acquisition consists largely of the synergies and economies of scale expected from combining the operations of Hydro One and Woodstock Hydro. Due to this acquisition, approximately 16,000 new customers were added to Hydro One’s Distribution Business. Integration of Woodstock Hydro is ongoing.

Great Lakes Power Transmission Purchase Agreement

On January 28, 2016, Hydro One reached an agreement to acquire from Brookfield Infrastructure various entities that own and control Great Lakes Power Transmission LP, an Ontario regulated electricity transmission business operating along the eastern shore of Lake Superior, north and east of Sault Ste. Marie, Ontario, for $222 million in cash, subject to customary adjustments, plus the assumption of approximately $151 million in outstanding indebtedness. The acquisition is pending a Competition Act approval as well as regulatory approval from the OEB.

HYDRO ONE WORKFORCE

Hydro One has a skilled and flexible work force of over 5,300 regular employees and over 2,000 non-regular employees province-wide, comprising a mix of skilled trades, lines staff, engineering, professional, managerial and executive personnel. Hydro One’s regular employees are supplemented primarily by accessing a large external labour force available through arrangements with the Company’s trade unions for variable workers, sometimes referred to as “hiring halls”, and also by access to contract personnel. The hiring halls offer Hydro One the ability to access highly trained and appropriately skilled workers on a project-by-project and seasonal basis.

HYDRO ONE INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS (continued)

For the years ended December 31, 2015 and 2014

The following table sets out the number of Hydro One employees as at December 31, 2015.

	Regular Employees	Non-Regular Employees		Total
Power Workers’ Union (PWU)	3,381	625	[1]	4,006
The Society of Energy Professionals (Society)	1,300	56		1,356
Canadian Union of Skilled Workers (CUSW) and construction building trade unions[2]	—	1,346		1,346
International Brotherhood of Electrical Workers (IBEW)	63	4		67

Total employees represented by unions	4,744	2,031		6,775
Management and non-represented employees	623	34		657

Total employees	5,367	2,065		7,432

[1]	Includes 475 non-regular “hiring hall” employees covered by PWU agreement.
[2]	Employees are jointly represented by both unions. The construction building trade unions have collective agreements with the Electrical Power Systems Construction Association (EPSCA).

Collective Agreements

The PWU represents the majority of the skilled trade personnel employed by Hydro One. In April 2015, Hydro One reached an agreement with the PWU for a renewal of the collective agreement. The agreement is for a three-year term, covering April 1, 2015 to March 31, 2018. The agreement was ratified by the PWU and the Hydro One Board of Directors in July 2015.

The Society represents professional and certain first-level supervisory staff employed by Hydro One. In July 2015, Hydro One reached an agreement with the Society for an early renewal of the collective agreement. The agreement is for a three-year term, covering April 1, 2016 to March 31, 2019. The agreement was ratified by the Society and the Hydro One Board of Directors in August 2015.

In July 2015, Hydro One reached an agreement with the CUSW for a renewal of the collective agreement. The agreement is for a three-year term, covering May 1, 2014 to April 30, 2017. The agreement was ratified by CUSW in September 2015 and the Hydro One Board of Directors in August 2015.

The EPSCA is an employers’ association of which Hydro One is a member. A number of the EPSCA construction collective agreements, which bind Hydro One, expired in April 2015. Ratified five-year renewal collective agreements, covering May 1, 2015 to April 30, 2020, have been reached with The United Association of Plumbers and Pipefitters, The Ironworkers, The Rodmen, The Boilermakers, The Insulators, The Sheet Metal Workers, The Roofers, the Labourers International Union of North America (LIUNA), the Operating Engineers (OE) and the Teamsters.

Share-based Compensation

The following compensation plans were established by Hydro One Limited, however they represent components of compensation costs of Hydro One in current and future periods.

Share Grant Plans

At December 31, 2015, Hydro One Limited had two share grant plans, one for the benefit of certain members of the Power Workers’ Union (the PWU Share Grant Plan) and one for the benefit of certain members of The Society of Energy Professionals (the Society Share Grant Plan). Hydro One and Hydro One Limited entered into an intercompany agreement, such that Hydro One will pay Hydro One Limited for the compensation costs associated with these plans.

The PWU Share Grant Plan provides for the issuance of common shares of Hydro One Limited from treasury to certain eligible members of the PWU annually, commencing on April 1, 2017 and continuing until the earlier of April 1, 2028 or the date an eligible employee no longer meets the eligibility criteria of the PWU Share Grant Plan. The number of common shares granted annually to each eligible employee will be equal to 2.7% of such eligible employee’s salary as at April 1, 2015, divided by the price of the common shares of Hydro One Limited in the IPO. The aggregate number of Hydro One Limited common shares issuable under the PWU Share Grant Plan shall not exceed 3,981,763 common shares.

The Society Share Grant Plan provides for the issuance of common shares of Hydro One Limited from treasury to certain eligible members of the Society annually, commencing on April 1, 2018 and continuing until the earlier of April 1, 2029 or the date an eligible employee no longer meets the eligibility criteria of the Society Share Grant Plan. The number of common shares granted annually to each eligible employee will be equal to 2.0% of such eligible employee’s salary as at September 1,

HYDRO ONE INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS (continued)

For the years ended December 31, 2015 and 2014

2015, divided by the price of the common shares of Hydro One Limited in the IPO. The aggregate number of Hydro One Limited common shares issuable under the Society Share Grant Plan shall not exceed 1,434,686 common shares.

Directors’ Deferred Share Unit (DSU) Plan

Under the Directors’ DSU Plan, directors can elect to receive credit for their annual cash retainer in a notional account of DSUs in lieu of cash. Hydro One Limited’s Board of Directors may also determine from time to time that special circumstances exist that would reasonably justify the grant of DSUs to a director as compensation in addition to any regular retainer or fee to which the director is entitled.

Employee Share Ownership Plan

Effective December 15, 2015, Hydro One Limited established an Employee Share Ownership Plan (ESOP). Under the ESOP, certain eligible management and non-represented employees may contribute between 1% and 6% of their base salary towards purchasing common shares of Hydro One Limited. The Company will match 50% of the employee’s contributions, up to maximum Company contribution of $25,000 per calendar year. No contributions were made under the ESOP during 2015.

Long-term Incentive Plan

The Board of Directors of Hydro One Limited adopted a Long-term Incentive Plan effective August 31, 2015. Under the Long-term Incentive Plan, long-term incentives will be granted to certain executive and management employees, and all equity-based awards will be settled in newly-issued shares of Hydro One Limited from treasury, consistent with the provisions of the plan.

The mix of long-term incentive vehicles has not yet been determined and, accordingly, the Long-term Incentive Plan provides flexibility to award a range of vehicles, including restricted share units, performance share units, stock options, share appreciation rights, restricted shares, deferred share units and other share-based awards. The mix of vehicles is intended to vary by role to recognize the level of executive accountability for overall business performance. It is expected that the specific incentive vehicles and performance targets associated with the Long-term Incentive Plan will be decided in early 2016, after which the incentive grants will commence. No long-term incentive payments were awarded during 2015.

RELATED PARTY TRANSACTIONS

Hydro One is owned by Hydro One Limited. The Province is the majority shareholder of Hydro One Limited. The OEFC, IESO, Ontario Power Generation Inc. (OPG), the OEB, Hydro One Brampton and Hydro One Telecom are related parties to Hydro One because they are controlled or significantly influenced by the Province or by Hydro One Limited. The following is a summary of the Company’s related party transactions during the year ended December 31, 2015:

The Province

•

During 2015, Hydro One paid dividends to the Province totalling $888 million (2014 – $287 million). In addition, on August 31, 2015, Hydro One declared a dividend in-kind on its common shares payable in all of the issued and outstanding shares of Hydro One Brampton.

IESO

•	During 2015, Hydro One purchased power in the amount of $2,318 million from the IESO-administered electricity market, compared to $2,601 million purchased in 2014.

•

Hydro One receives revenues for transmission services from the IESO, based on OEB-approved Uniform Transmission Rates. The Company’s 2015 transmission revenues include $1,548 million related to these services, compared to $1,556 million in 2014.

•	Hydro One receives amounts for rural rate protection from the IESO. The Company’s 2015 distribution revenues include $127 million related to this program, compared to $127 million in 2014.

•

Hydro One receives revenues related to the supply of electricity to remote northern communities from the IESO. The Company’s 2015 distribution revenues include $32 million related to these services, compared to $32 million in 2014.

•

The IESO (Ontario Power Authority prior to January 1, 2015) funds substantially all of Hydro One’s CDM programs. The funding includes program costs, incentives, and management fees. During 2015, the Company received $70 million related to these programs, compared to $33 million received in 2014.

HYDRO ONE INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS (continued)

For the years ended December 31, 2015 and 2014

OPG

•	During 2015, Hydro One purchased power in the amount of $11 million from the OPG, compared to $23 million purchased in 2014.

•

Hydro One has service level agreements with OPG. These services include field, engineering, logistics and telecommunications services. The Company’s other 2015 revenues include $7 million related to these service level agreements, compared to $12 million in 2014. OM&A costs related to the purchase of services with respect to these service level contracts were not significant in 2015 and 2014.

OEFC

•	During 2015, Hydro One made PILs to the OEFC totalling $2.9 billion, including Departure Tax of $2.6 billion, compared to payments of $86 million made in 2014.

•	During 2015, Hydro One purchased power in the amount of $6 million from power contracts administered by the OEFC, compared to $9 million purchased in 2014.

•

In 2015, the Company paid $8 million to the OEFC, compared to $5 million paid in 2014, for indemnification against adverse claims in excess of $10 million paid by the OEFC with respect to certain of Ontario Hydro’s businesses transferred to Hydro One on April 1, 1999. Hydro One has not made any claims under the indemnity since it was put in place in 1999. Hydro One and the OEFC, with the consent of the Minister of Finance, have agreed to terminate the indemnity effective October 31, 2015.

OEB

•

Under the OEB Act, the OEB is required to recover all of its annual operating costs from gas and electricity distributors and transmitters. During 2015, Hydro One incurred $12 million in OEB fees, compared to $12 million incurred in 2014.

Hydro One Brampton

•

Effective August 31, 2015, Hydro One Brampton is no longer a subsidiary of Hydro One, but is indirectly owned by the Province. Subsequent to August 31, 2015, Hydro One continues to provide certain management, administrative and smart meter network services to Hydro One Brampton pursuant to certain service level agreements, which are provided at market rates. During 2015, revenues related to the provision of services with respect to these service level agreements were $1 million.

Hydro One Telecom

•

Effective November 6, 2015, Hydro One Telecom is no longer a subsidiary of Hydro One, but is owned by Hydro One Limited. Subsequent to November 6, 2015, Hydro One Telecom continues to provide certain network and carrier management, engineering, and Internet/LAN services to Hydro One. Costs relating to these services in 2015 were $6 million, of which $4 million was charged to OM&A, and $2 million was capitalized. In addition, Hydro One provides certain services to Hydro One Telecom, including management, corporate functions and services, supply management, network maintenance, customer support and asset construction. Revenues related to these services in 2015 were not significant.

Hydro One Limited

•	During 2015, Hydro One incurred certain IPO related expenses totaling $7 million which will be reimbursed to the Company by Hydro One Limited.

•	On November 4, 2015, Hydro One issued 39,598 common shares to Hydro One Limited for proceeds of $2.6 billion.

•

In 2015, Hydro One Limited established certain stock-based compensation plans, however they represent components of compensation costs of Hydro One in current and future periods. Hydro One and Hydro One Limited entered into an intercompany agreement, such that Hydro One will pay Hydro One Limited for the compensation costs associated with the share grant plans, and at December 31, 2015, Hydro One had a payable of $10 million to Hydro One Limited associated with these plans.

At December 31, 2015, the amounts due from and due to related parties as a result of the transactions described above were $184 million and $142 million, compared to $224 million and $227 million at December 31, 2014, respectively. At December 31, 2015, included in amounts due to related parties were amounts owing to the IESO in respect of power purchases of $134 million, compared to $214 million at December 31, 2014.

HYDRO ONE INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS (continued)

For the years ended December 31, 2015 and 2014

RISK MANAGEMENT AND RISK FACTORS

Risks Relating to Hydro One’s Business

Regulatory Risks and Risks Relating to Hydro One’s Revenues

Risks Relating to Obtaining Rate Orders

The Company is subject to the risk that the OEB will not approve the Company’s transmission and distribution revenue requirements requested in future applications for rates. Rate applications for revenue requirements are subject to the OEB’s review process, usually involving participation from intervenors and a public hearing process. There can be no assurance that resulting decisions or rate orders issued by the OEB will permit Hydro One to recover all costs actually incurred, including operations, maintenance and administration costs, costs accumulated in other regulatory accounts (including, for instance, deferral and variance accounts), costs of debt and income taxes, or to earn a particular return on equity. A failure to obtain acceptable rate orders, or approvals of appropriate returns on equity and costs actually incurred, may materially adversely affect: Hydro One’s transmission or distribution businesses, the undertaking or timing of capital expenditures, ratings assigned by credit rating agencies, the cost and issuance of long-term debt, and other matters, any of which may in turn have a material adverse effect on the Company. In addition, there is no assurance that the Company will receive regulatory decisions in a timely manner and, therefore, costs may be incurred prior to having an approved revenue requirement.

Risks Relating to Actual Performance Against Forecasts

The Company’s ability to recover the actual costs of providing service and earn the allowed return on equity depends on the Company achieving its forecasts established and approved in the rate-setting process. Actual costs could exceed the approved forecasts if, for example, the Company incurs operations, maintenance and administration costs above those included in the Company’s approved revenue requirement, higher capital expenditures than those approved in rate decisions, or additional financing charges because of increased debt amounts or higher interest rates. The inability to obtain acceptable rate decisions or to otherwise recover any significant difference between forecast and actual expenses could materially adversely affect the Company’s financial condition and results of operations.

Further, the OEB approves the Company’s transmission and distribution rates based on projected electricity load and consumption levels, among other factors. If actual load or consumption materially falls below projected levels, the Company’s revenue and net income for either, or both, of these businesses could be materially adversely affected. Also, the Company’s current revenue requirements for these businesses are based on cost and other assumptions that may not materialize. There is no assurance that the OEB would allow rate increases sufficient to offset unfavourable financial impacts from unanticipated changes in electricity demand or in the Company’s costs.

The Company is subject to risk of revenue loss from other factors, such as economic trends and weather conditions that influence the demand for electricity. The Company’s overall operating results may fluctuate substantially on a seasonal and year-to-year basis based on these trends and weather conditions. For instance, a cooler than normal summer or warmer than normal winter may reduce demand for electricity below that forecast by the Company, causing a decrease in the Company’s revenues from the same period of the previous year. The Company’s load could also be negatively affected by successful CDM programs whose results exceed forecasted expectations.

Risks Relating to Rate-Setting Models for Transmission and Distribution

The OEB’s rate-setting model for distributors requires that the term of a custom rate application (distribution business) be a minimum five-year period. There are risks associated with forecasting over such a long period. For instance, if unanticipated capital expenditures arise that were not contemplated in the Company’s most recent rate decision, the Company may be required to incur costs that may not be recoverable until a future period or not recoverable at all in future rates. This could have a material adverse effect on the Company.

The OEB has stated its intention to examine the policies that may apply to transmission rate setting, and this may result in changes to the rate-setting model for transmission services. A change to the rate-setting model for transmission services, such as the introduction of an asymmetrical earnings sharing mechanism, could result in a decrease in the Company’s revenues or financial performance.

HYDRO ONE INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS (continued)

For the years ended December 31, 2015 and 2014

The OEB approves and periodically, generally on an annual basis, changes the return on equity for transmission and distribution businesses. The OEB may in the future decide to reduce its allowed return on equity for either of these businesses, modify the formula or methodology it uses to determine the return on equity, or reduce the weighting of the equity component of the deemed capital structure. Any such reduction could reduce the net income of the Company.

Risks Relating to Capital Expenditures

In order to be recoverable, capital expenditures require the approval of the OEB, either through the approval of capital expenditure plans, rate base or revenue requirements for the purposes of setting transmission and distribution rates, which include the impact of capital expenditures on rate base or cost of service. There can be no assurance that all capital expenditures incurred by Hydro One will be approved by the OEB. Capital cost overruns may not be recoverable in transmission or distribution rates. The Company could incur unexpected capital expenditures in maintaining or improving its assets, particularly given that new technology is required to support renewable generation and unforeseen technical issues may be identified through implementation of projects. There is risk that the OEB may not allow full recovery of such expenditures in the future. To the extent possible, Hydro One aims to mitigate this risk by ensuring prudent expenditures, seeking from the regulator clear policy direction on cost responsibility, and pre-approval of the need for capital expenditures.

While the Company expects all of its expenditures and regulatory assets to be fully recoverable after OEB review, any future regulatory decision to disallow or limit the recovery of such costs would lead to a lower than expected approved revenue requirement or rate base, potential asset impairment or charges to the Company’s results of operations, any of which could have a material adverse effect on the Company.

Risks Relating to Deferred Tax Asset

As a result of leaving the PILs Regime and entering the Federal Tax Regime, Hydro One recorded a deferred tax asset due to the revaluation of the tax basis of Hydro One’s fixed assets at their fair market value and recognition of eligible capital expenditures. Management believes this will result in annual net cash savings over the next five years due to the reduction of cash taxes payable by Hydro One associated primarily with a higher capital cost allowance. There is a risk that, in future rate applications, the OEB will reduce the Company’s revenue requirement by all or a portion of those net cash savings. If the OEB were to reduce the Company’s revenue requirement in this manner, it could have a material adverse effect on the Company.

Risks Relating to Other Applications to the OEB

The Company is also subject to the risk that it will not obtain required regulatory approvals for other matters, such as leave to construct applications, applications for mergers, acquisitions, amalgamations and divestitures, and environmental approvals. Decisions to acquire or divest other regulated businesses licensed by the OEB are subject to OEB approval. Accordingly, there is the risk that such matters may not be approved or that unfavourable conditions will be imposed by the OEB.

First Nations and Métis Claims Risk

Some of the Company’s current and proposed transmission and distribution assets are or may be located on Reserve (as defined in the Indian Act (Canada)) lands, and lands over which First Nations and Métis have Aboriginal, treaty or other legal claims. Although the Company has a recent history of successful negotiations and engagement with First Nations and Métis communities in Ontario, some First Nations and Métis leaders, communities and their members have made assertions related to sovereignty and jurisdiction over Reserve lands and traditional territories and are increasingly willing to assert their claims through the courts, tribunals, or by direct action. These claims could have a material adverse effect on the Company or otherwise materially adversely impact the Company’s operations, including the development of current and future projects.

The Company’s operations and activities may, on occasion, give rise to the Crown’s duty to consult and potentially accommodate First Nations and Métis communities. Procedural aspects of the duty to consult may be delegated to the Company by the Province or the federal government. A perceived failure by the Crown to sufficiently consult a First Nations or Métis community, or a perceived failure by the Company in relation to delegated consultation obligations, could result in legal challenges against the Crown or the Company, including judicial review or injunction proceedings, or could potentially result in direct action against the Company by a community or its members. If this occurs, it could disrupt or delay the Company’s operations and activities, including current and future projects, and have a material adverse effect on the Company.

Risk from Transfer of Assets Located on Reserves

The transfer orders by which the Company acquired certain of Ontario Hydro’s businesses as of April 1, 1999 did not transfer title to assets located on Reserves. The transfer of title to these assets did not occur because authorizations originally granted

HYDRO ONE INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS (continued)

For the years ended December 31, 2015 and 2014

by the federal government for the construction and operation of these assets on Reserves could not be transferred without required consent. In several cases, the authorizations had either expired or had never been issued.

Currently, the Ontario Electricity Financial Corporation holds legal title to these assets and it is expected that the Company will manage them until it has obtained permits to complete the title transfer. To occupy Reserves, the Company must have valid permits issued by Her Majesty the Queen in the Right of Canada. For each permit, the Company must negotiate an agreement (in the form of a memorandum of understanding) with the First Nation, the Ontario Electricity Financial Corporation and any members of the First Nation who have occupancy rights. The agreement includes provisions whereby the First Nation consents to the federal government (presently Indigenous Affairs and Northern Development Canada) issuing a permit. For transmission assets, the Company must negotiate terms of payment. It is difficult to predict the aggregate amount that the Company may have to pay, either on an annual or one-time basis, to obtain the required agreements from First Nations. If the Company cannot reach satisfactory agreements with the relevant First Nation to obtain federal permits, it may have to relocate these assets to other locations at a cost that could be substantial. In a limited number of cases, it may be necessary to abandon a line and replace it with diesel generation facilities. In either case, the costs relating to these assets could have a material adverse effect on the Company if the costs are not recoverable in future rate orders.

Compliance with Laws and Regulations

Hydro One must comply with numerous laws and regulations affecting its business, including requirements relating to transmission and distribution companies, environmental laws, employment laws and health and safety laws. The failure of the Company to comply with these laws could have a material adverse effect on the Company’s business. See also “– Health, Safety and Environmental Risk”.

For instance, Hydro One’s licensed transmission and distribution businesses are required to comply with the terms of their licenses, with codes and rules issued by the OEB, and with other regulatory requirements, including regulations of the National Energy Board. In Ontario, the Market Rules issued by the IESO require the Company to, among other things, comply with the reliability standards established by the NERC and Northeast Power Coordinating Council, Inc. (NPCC). The incremental costs associated with compliance with these reliability standards are expected to be recovered through rates, but there can be no assurance that the OEB will approve the recovery of all of such incremental costs. Failure to obtain such approvals could have a material adverse effect on the Company.

There is the risk that new legislation, regulations or policies will be introduced in the future. These may require Hydro One to incur additional costs, which may or may not be recovered in future transmission and distribution rates.

Risk of Natural and Other Unexpected Occurrences

The Company’s facilities are exposed to the effects of severe weather conditions, natural disasters, man-made events including but not limited to cyber and physical terrorist type attacks, events which originate from third party connected systems, or any other potentially catastrophic events. Although constructed, operated and maintained to industry standards, the Company’s facilities may not withstand occurrences of this type in all circumstances. The Company does not have insurance for damage to its transmission and distribution wires, poles and towers located outside its transmission and distribution stations resulting from these or other events. Losses from lost revenues and repair costs could be substantial, especially for many of the Company’s facilities that are located in remote areas. The Company could also be subject to claims for damages caused by its failure to transmit or distribute electricity. Hydro One’s risk is partly mitigated because its transmission system is designed and operated to withstand the loss of any major element and possesses inherent redundancy that provides alternate means to deliver large amounts of power. In the event of a large uninsured loss, Hydro One would apply to the OEB for recovery of such loss; however, there can be no assurance that the OEB would approve any such applications, in whole or in part, which could have a material adverse effect on the Company.

Risk Associated with Information Technology Infrastructure and Data Security

The Company’s ability to operate effectively in the Ontario electricity market is, in part, dependent upon it developing, maintaining and managing complex information technology systems which are employed to operate and monitor its transmission and distribution facilities, financial and billing systems and other business systems. The Company’s increasing reliance on information systems and expanding data networks increases its exposure to information security threats. The Company’s transmission business is required to comply with various rules and standards for transmission reliability, including mandatory standards established by the NERC and the NPCC. These include standards relating to cyber-security and information technology, which only apply to certain of the Company’s assets (generally being those whose failure could impact the functioning of the bulk electricity system). The Company may maintain different or lower levels of information technology security for its assets that are not subject to these mandatory standards. Unauthorized access to corporate and

HYDRO ONE INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS (continued)

For the years ended December 31, 2015 and 2014

information technology systems or cyber-attacks could result in service disruptions and system failures, which could have a material adverse effect on the Company, including as a result of a failure to provide electricity to customers. In addition, in the normal course of its operations, the Company may collect, process or retain access to confidential customer, supplier, counterparty or employee information, which could be exposed in the event of a cyber security incident.

Hydro One mitigates these risks, including through the use of security event management tools on its power and business systems, by separating its transmission and distribution system networks from its other business system networks, by performing scans of its systems for known cyber threats and by providing company-wide awareness training to Hydro One personnel. Hydro One also engages the services of external experts to evaluate the security of its information technology infrastructure and controls. Hydro One performs vulnerability assessments on its critical cyber assets and it ensures security and privacy controls are incorporated into new information technology capabilities. Although these security and system disaster recovery controls are in place, there can be no assurance that there will not be system failures or security breaches or that such threats would be detected or mitigated on a timely basis. Upon occurrence and detection, the focus would shift from prevention to isolation, remediation and recovery until the incident has been fully addressed. Any such system failures or security breaches could have a material adverse effect on the Company.

Work Force Demographic Risk

By the end of 2015, approximately 17% of the Company’s employees were eligible for retirement and by the end of 2016, up to approximately 21% could be eligible. These percentages are not evenly spread across the Company’s workforce, but tend to be most significant in the most senior levels of the Company’s staff and especially among management staff. During each of 2015 and 2014, approximately 3% of the Company’s workforce elected to retire. Accordingly, the Company’s continued success will be tied to its ability to attract and retain sufficient qualified staff to replace the capability lost through retirements and to meet the demands of the Company’s work programs.

In addition, the Company expects the skilled labour market for its industry to be highly competitive in the future. Many of the Company’s current employees and many of the potential employees it would seek in the future possess skills and experience that would also be highly sought after by other organizations inside and outside the electricity sector. The failure to attract and retain qualified personnel for Hydro One’s business could have a material adverse effect on the Company.

Labour Relations Risk

The substantial majority of the Company’s employees are represented by either the Power Workers’ Union or The Society of Energy Professionals. Over the past several years, significant effort has been expended to increase Hydro One’s flexibility to conduct operations in a more cost efficient manner. Although the Company has achieved improved flexibility in its collective agreements, the Company may not be able to achieve further improvements. The Company recently reached an agreement with the Power Workers’ Union for a renewal collective agreement with a three-year term, covering the period from April 1, 2015 to March 31, 2018 and an early renewal collective agreement with The Society of Energy Professionals with a three-year term, covering the period from April 1, 2016 to March 31, 2019. The Company also reached a renewal collective agreement with the Canadian Union of Skilled Workers for a three-year term, covering the period from May 1, 2014 to April 30, 2017. Additionally, the Electrical Power Systems Construction Association (“EPSCA”) and a number of construction unions have reached renewal agreements, to which Hydro One is bound, for a 5-year period covering May 1, 2015 to April 30, 2020. However, there can be no assurance that future collective agreement renewals with these unions or that collective agreements with the other unions with which Hydro One has contractual relationships, will be renewed on acceptable terms. The Company faces financial risks related to its ability to negotiate collective agreements consistent with its rate orders. In addition, in the event of a labour dispute, the Company could face operational risk related to continued compliance with its license requirements of providing service to customers. Any of these could have a material adverse effect on the Company.

Risk Associated with Arranging Debt Financing

The Company expects to borrow to repay its existing indebtedness and to fund a portion of capital expenditures. Hydro One has substantial amounts of existing debt, including $500 million maturing in 2016, $600 million maturing in 2017, and $750 million maturing in 2018. In addition, from time to time, the Company may draw on its syndicated bank lines and or issue short-term debt under Hydro One’s $1.5 billion commercial paper program which would need to be paid down. The Company also plans to incur capital expenditures of over $1.6 billion for each of 2016 and 2017. Cash generated from operations, after the payment of expected dividends, will not be sufficient to fund the repayment of the Company’s existing indebtedness and capital expenditures. The Company’s ability to arrange sufficient and cost-effective debt financing could be materially adversely affected by numerous factors, including the regulatory environment in Ontario, the Company’s results of operations and financial position, market conditions, the ratings assigned to its debt securities by credit rating agencies and general economic conditions. A downgrade in the Company’s credit ratings could restrict the Company’s ability to access

HYDRO ONE INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS (continued)

For the years ended December 31, 2015 and 2014

debt capital markets and increase the Company’s cost of debt. Any failure or inability on the Company’s part to borrow the required amounts of debt on satisfactory terms could impair its ability to repay maturing debt, fund capital expenditures and meet other obligations and requirements and, as a result, could have a material adverse effect on the Company.

Market, Financial Instrument and Credit Risk

Market risk refers primarily to the risk of loss that results from changes in costs, foreign exchange rates and interest rates. The Company is exposed to fluctuations in interest rates as its regulated return on equity is derived using a formulaic approach that takes into account anticipated interest rates, but is not currently exposed to material commodity price risk or material foreign exchange risk.

The OEB-approved adjustment formula for calculating return on equity in a deemed regulatory capital structure of 60% debt and 40% equity provides for increases and decreases depending on changes in benchmark rates of return for Government of Canada debt. The Company estimates that a 1% decrease in the forecasted long-term Government of Canada bond yield used in determining its rate of return would reduce the Company’s transmission business’ 2017 net income by approximately $22 million and its distribution business’ 2017 net income by approximately $14 million. The Company’s net income is adversely impacted by rising interest rates as the Company’s maturing debt is refinanced at market rates. The Company periodically utilizes interest rate swap agreements to mitigate elements of interest rate risk.

Financial assets create a risk that a counterparty will fail to discharge an obligation, causing a financial loss. Derivative financial instruments result in exposure to credit risk, since there is a risk of counterparty default. Hydro One monitors and minimizes credit risk through various techniques, including dealing with highly-rated counterparties, limiting total exposure levels with individual counterparties, entering into master agreements which enable net settlement, and by monitoring the financial condition of counterparties. The Company does not trade in any energy derivatives. Currently, there are no significant concentrations of credit risk with respect to any class of financial assets. The Company is required to procure electricity on behalf of competitive retailers and certain local distribution companies for resale to their customers. The resulting concentrations of credit risk are mitigated through the use of various security arrangements, including letters of credit, which are incorporated into the Company’s service agreements with these retailers in accordance with the OEB’s Retail Settlement Code.

The failure to properly manage these risks could have a material adverse effect on the Company.

Risks Relating to Asset Condition and Capital Projects

The Company continually incurs sustainment and development capital expenditures and monitors the condition of its transmission assets to manage the risk of equipment failures and to determine the need for and timing of major refurbishments and replacements of its transmission and distribution infrastructure. However the lack of real time monitoring of distribution assets increases the risk of distribution equipment failure. The connection of large amounts of distributed generation on the distribution network has resulted in more equipment operations than in the past for the Company. This increases maintenance requirements and may accelerate the aging of the Company’s assets.

Execution of the Company’s capital expenditure programs, particularly for development capital expenditures, is partially dependent on external factors, such as environmental approvals, municipal permits, equipment outage schedules that accommodate the IESO, generators and transmission-connected customers, and supply chain availability for equipment suppliers and consulting services. There may also be a need for, among other things, Environmental Assessment Act (Ontario) approvals, approvals which require public meetings, appropriate engagement with First Nations and Métis communities, OEB approvals of expropriation or early access to property, and other activities. Obtaining approvals and carrying out these processes may also be impacted by opposition to the proposed site of the capital investments. Delays in obtaining required approvals or failure to complete capital projects on a timely basis could materially adversely affect transmission reliability or customers’ service quality or increase maintenance costs which could have a material adverse effect on the Company. External factors are considered in the Company’s planning process. However, if the Company is unable to carry out capital expenditure plans in a timely manner, equipment performance may degrade, which may reduce transmission capacity, compromise the reliability of the Company’s transmission system or increase the costs of operating and maintaining these assets. Any of these consequences could have a material adverse effect on the Company.

Increased competition for the development of large transmission projects and legislative changes relating to the selection of transmitters could impact the Company’s ability to expand its existing transmission system, which may have an adverse effect on the Company. To the extent that other parties are selected to construct, own and operate new transmission assets, the Company’s share of Ontario’s transmission network would be reduced.

HYDRO ONE INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS (continued)

For the years ended December 31, 2015 and 2014

Health, Safety and Environmental Risk

Hydro One’s health, safety and environmental management system is designed to ensure hazards and risks are identified and assessed, and controls are implemented to mitigate significant risks. This system includes a standing committee of the Board of Directors that has governance over health, safety and environmental matters. However, given the expansive territory that the Company’s system encompasses and the amount of equipment that it owns, the Company cannot guarantee that all such risks will be identified and mitigated without significant cost and expense to the Company. The following are some of the areas that may have a significant impact on the Company’s operations.

The Company is subject to extensive Canadian federal, provincial and municipal environmental regulation. Failure to comply could subject the Company to fines or other penalties. In addition, the presence or release of hazardous or other harmful substances could lead to claims by third parties or governmental orders requiring the Company to take specific actions such as investigating, controlling and remediating the effects of these substances. Hydro One currently has a voluntary land assessment and remediation program for off-site migration in place to identify and, where necessary, remediate historical contamination that has resulted from past operational practices and uses of certain long-lasting chemicals at the Company’s facilities. Any contamination of the Company’s properties could limit its ability to sell or lease these assets in the future.

In addition, actual future environmental expenditures may vary materially from the estimates used in the calculation of the environmental liabilities on the Company’s balance sheet. The Company does not have insurance coverage for these environmental expenditures.

There is also risk associated with obtaining governmental approvals, permits, or renewals of existing approvals and permits related to constructing or operating facilities. This may require environmental assessment or result in the imposition of conditions, or both, which could result in delays and cost increases.

Although Hydro One is not a large emitter of greenhouse gases, the Company monitors all of these emissions and has a management plan in place to track and report on all sources, including sulphur hexafluoride or “SF6”. In addition, the Company recognizes the risks associated with potential climate change and has developed plans to respond as appropriate.

The Company anticipates that all of its future environmental expenditures will continue to be recoverable in future rates. However, any future regulatory decision to disallow or limit the recovery of such costs could have a material adverse effect on the Company.

Pension Plan Risk

Hydro One has the Hydro One Defined Benefit Pension Plan in place for the majority of its employees. Contributions to the pension plan are established by actuarial valuations which are minimally required to be filed with the Financial Services Commission of Ontario on a triennial basis. The most recently filed valuation was prepared as at December 31, 2013, and was filed in June 2014, covering a three year period from 2014 to 2016. Hydro One contributed approximately $174 million in respect of 2014, approximately $177 million in respect of 2015, and is expected to contribute approximately $180 million by the end of 2016 to its pension plan to satisfy minimum funding requirements. Contributions beyond 2016 are expected to continue to be significant; actual amounts will depend on investment returns, interest rates, changes in benefits and actuarial assumptions, and may include additional voluntary contributions by the Company from time to time. A determination by the OEB that some of the Company’s pension expenditures are not recoverable through rates could have a material adverse effect on the Company, and this risk may be exacerbated if the amount of required pension contributions increases.

The OEB has begun a consultation process that will examine pensions and other post-employment benefits in regulated utilities. See “– Other Post-Employment and Post-Retirement Benefits Risks”. The outcome of this consultation process is uncertain and the Company is unable to assess the impact of the potential changes stemming from the review at this time.

Risk of Recoverability of Total Compensation Costs

The Company manages all of its total compensation costs, including pension and other post-employment and post-retirement benefits, subject to restrictions and requirements imposed by the collective bargaining process. Should any element of total compensation costs be disallowed in whole or part by the OEB and not be recoverable from customers in rates, the costs could be material and could lead to changes to the Company’s results of operations and decrease net income, which could have a material adverse effect on the Company.

Other Post-Employment and Post-Retirement Benefits Risks

The Company provides other post-employment and post-retirement benefits, including workers compensation benefits and long-term disability benefits to qualifying employees. The OEB has begun a consultation process that will examine pensions and other post-employment benefits in regulated utilities. The objectives of the consultation are to develop standard

HYDRO ONE INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS (continued)

For the years ended December 31, 2015 and 2014

principles to guide the OEB’s review of pension and other post-employment and post-retirement benefits costs in the future, to establish specific information requirements for application and to establish appropriate regulatory mechanisms for cost recovery which can be applied consistently across the gas and electricity sectors for rate-regulated utilities. The outcome of this consultation process is uncertain and the Company is unable to assess the impact of the potential changes stemming from the review at this time. A determination that some of the Company’s post-employment and post-retirement benefit costs are not recoverable could have a material adverse effect on the Company.

Risk Associated with Outsourcing Arrangements

Consistent with Hydro One’s strategy of reducing operating costs, it has entered into an outsourcing arrangement with Inergi for the provision of back office services and call centre services. If the outsourcing arrangement or statements of work thereunder are terminated for any reason or expire before a new supplier is selected, the Company could be required to incur significant expenses to transfer to another service provider or insource, which could have a material adverse effect on the Company’s business, operating results, financial condition or prospects.

Risk from Provincial Ownership of Transmission Corridors

The Province owns some of the corridor lands underlying the Company’s transmission system. Although the Company has the statutory right to use these transmission corridors, the Company may be limited in its options to expand or operate its systems. Also, other uses of the transmission corridors by third parties in conjunction with the operation of the Company’s systems may increase safety or environmental risks, which could have a material adverse effect on the Company.

Litigation Risks

In the normal course of the Company’s operations, it may become involved in, be named as a party to or be the subject of, various legal proceedings, including regulatory proceedings, tax proceedings and legal actions, relating to actual or alleged violations of law, common law damages claims, personal injuries, property damage, property taxes, land rights, the environment and contract disputes. The outcome of outstanding, pending or future proceedings cannot be predicted with certainty and may be determined adversely to the Company, which could have a material adverse effect on the Company. Even if the Company prevails in any such legal proceeding, the proceedings could be costly and time-consuming and would divert the attention of management and key personnel from the Company’s business operations, which could adversely affect the Company.

Risks Relating to the Company’s Relationship with Hydro One Limited and the Province

Indirect Ownership by the Province and Voting Power

The Province currently owns approximately 84% of the common shares of Hydro One Limited and it is expected to continue to maintain a significant ownership interest in voting securities of Hydro One Limited for an indefinite period.

As a result of its significant ownership of the common shares of Hydro One Limited, the Province has, and is expected indefinitely to have, the ability to determine or significantly influence the outcome of shareholder votes at Hydro One Limited, subject only to the restrictions in the governance agreement entered into between Hydro One Limited and the Province dated November 5, 2015 (“Governance Agreement”; available on SEDAR at www.sedar.com). While, with respect to its ownership interest in Hydro One Limited, the Province has agreed to engage in the business and affairs of Hydro One Limited only as an investor and not as a manager and has stated its intention to achieve its policy objectives through legislation and regulation as it would with respect to any other utility operating in Ontario, the Governance Agreement preserves the Province’s right to vote its common shares in its sole interest, which may not be aligned with the interests of other shareholders of Hydro One Limited. As a result, decisions may be made by the Province as a shareholder of Hydro One Limited which may not be aligned with the interests of the other security holders of Hydro One.

Continued Influence by the Province

Despite the terms of the Governance Agreement in which the Province has agreed to engage in the business and affairs of Hydro One Limited as an investor and not as a manager, there is a risk that the Province’s engagement in the business and affairs of Hydro One Limited as an investor will be informed by its policy objectives and may influence the conduct of the business and affairs of Hydro One Limited in ways that may not be aligned with the interests of other shareholders of Hydro One Limited. This influence may also extend to Hydro One. As a result, the Province may influence the conduct of the business and affairs of Hydro One in ways that may not be aligned with the interests of the other security holders of Hydro One.

HYDRO ONE INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS (continued)

For the years ended December 31, 2015 and 2014

Composition of the Board of Directors of Hydro One

Under the Governance Agreement, Hydro One Limited has agreed that the board of directors of Hydro One and Hydro One Networks will be constituted to have the same members as the board of directors of Hydro One Limited, unless the board of directors of Hydro One Limited determines otherwise. The Governance Agreement contains extensive provisions governing the independence of the members of the board of Hydro One Limited and the ability of the Province to nominate and, in certain circumstances, remove directors, which could indirectly impact the composition of the board of directors of Hydro One in a manner which may not be aligned with the interests of the other security holders of Hydro One. There is a risk that the Province will nominate or confirm individuals who satisfy the independence requirements but who it considers are disposed to support and advance its policy objectives and give disproportionate weight to the Province’s interests in exercising their business judgment and balancing the interests of the stakeholders of Hydro One Limited. Those same individuals, to the extent they are also on the board of directors of Hydro One, could similarly give disproportionate weight to the Province’s indirect interest in Hydro One in exercising their business judgment and balancing the interests of the stakeholders of Hydro One.

More Extensive Regulation

Although under the Governance Agreement, the Province has agreed to engage in the business and affairs of Hydro One Limited as an investor and not as a manager and has stated that its intention is to achieve its policy objectives through legislation and regulation as it would with respect to any other utility operating in Ontario, there is a risk that the Province will exercise its legislative and regulatory power to achieve policy objectives in a manner that has a material adverse effect on Hydro One Limited, which in turn could have a material adverse effect on Hydro One.

Prohibitions on Selling the Company’s Transmission or Distribution Business

The Electricity Act prohibits Hydro One Limited from selling all or substantially all of the business, property or assets related to its transmission system or distribution system that is regulated by the OEB.

There is a risk that these prohibitions may limit the ability of Hydro One Limited, and in turn, Hydro One, to engage in sale transactions involving a substantial portion of either system, even where such a transaction may otherwise be considered to provide substantial benefits to Hydro One Limited, Hydro One or their security holders.

CRITICAL ACCOUNTING ESTIMATES

The preparation of Hydro One Consolidated Financial Statements requires the Company to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and costs, and related disclosures of contingencies. Hydro One bases its estimates and judgments on historical experience, current conditions and various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities, as well as identifying and assessing the Company’s accounting treatment with respect to commitments and contingencies. Actual results may differ from these estimates and judgments. Hydro One has identified the following critical accounting estimates used in the preparation of its Consolidated Financial Statements:

Revenues

Distribution revenues are recognized on an accrual basis and include billed and unbilled revenues. Unbilled revenues are based on an estimate of electricity delivered determined by historical trends of consumption and are estimated at the end of each month. The unbilled revenue estimate is affected by energy consumption, weather, and changes in the composition of customer classes.

Accounts Receivable and Allowance for Doubtful Accounts

In 2015, the Company revised its method to estimate the unbilled accounts receivable based on new technology implemented to enhance the estimation process. This change has been accounted for on a prospective basis in the consolidated financial statements at December 31, 2015. At December 31, 2015, the change in estimate reduced unbilled accounts receivable by approximately $121 million, with a corresponding offset to various components of the retail settlement variance accounts (RSVA) regulatory asset. The change in estimate had no impact on 2015 revenues or net income.

The allowance for doubtful accounts reflects the Company’s best estimate of losses on billed accounts receivable balances. The Company estimates the allowance for doubtful accounts on customer receivables by applying internally developed loss rates to the outstanding receivable balances by aging category. Loss rates applied to the accounts receivable balances are based on historical overdue balances, customer payments and write-offs.

HYDRO ONE INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS (continued)

For the years ended December 31, 2015 and 2014

Regulatory Assets and Liabilities

Hydro One’s regulatory assets represent certain amounts receivable from future electricity customers and costs that have been deferred for accounting purposes because it is probable that they will be recovered in future rates. The regulatory assets mainly include costs related to the pension benefit liability, deferred income tax liabilities, post-retirement and post-employment benefit liability, share-based compensation costs, and environmental liabilities. The Company’s regulatory liabilities represent certain amounts that are refundable to future electricity customers, and pertain primarily to OEB deferral and variance accounts. The regulatory assets and liabilities can be recognized for rate-setting and financial reporting purposes only if the amounts have been approved for inclusion in the electricity rates by the OEB, or if such approval is judged to be probable by management. If management judges that it is no longer probable that the OEB will allow the inclusion of a regulatory asset or liability in future electricity rates, the applicable carrying amount of the regulatory asset or liability will be reflected in results of operations in the period that the judgment is made by management.

Environmental Liabilities

Hydro One records a liability for the estimated future expenditures associated with the removal and destruction of PCB-contaminated insulating oils and related electrical equipment, and for the assessment and remediation of chemically-contaminated lands. There are uncertainties in estimating future environmental costs due to potential external events such as changes in legislation or regulations and advances in remediation technologies. In determining the amounts to be recorded as environmental liabilities, the Company estimates the current cost of completing required work and makes assumptions as to when the future expenditures will actually be incurred, in order to generate future cash flow information. All factors used in estimating the Company’s environmental liabilities represent management’s best estimates of the present value of costs required to meet existing legislation or regulations. However, it is reasonably possible that numbers or volumes of contaminated assets, cost estimates to perform work, inflation assumptions and the assumed pattern of annual cash flows may differ significantly from the Company’s current assumptions. Environmental liabilities are reviewed annually or more frequently if significant changes in regulations or other relevant factors occur. Estimate changes are accounted for prospectively.

Employee Future Benefits

Hydro One’s employee future benefits consist of pension and post-retirement and post-employment plans, and include pension, group life insurance, health care, and long-term disability benefits provided to the Company’s current and retired employees. Employee future benefits costs are included in Hydro One’s labour costs that are either charged to results of operations or capitalized as part of the cost of property, plant and equipment and intangible assets. Changes in assumptions affect the benefit obligation of the employee future benefits and the amounts that will be charged to results of operations or capitalized in future years. The following significant assumptions and estimates are used to determine employee future benefit costs and obligations:

Weighted Average Discount Rate

The weighted average discount rate used to calculate the employee future benefits obligation is determined at each year end by referring to the most recently available market interest rates based on “AA”-rated corporate bond yields reflecting the duration of the applicable employee future benefit plan. The discount rate at December 31, 2015 remained at 4.00% for pension benefits whereas it increased to 4.10% (from 4.00% used at December 31, 2014) for the post-retirement and post-employment plans. The increase in the discount rate has resulted in a corresponding decrease in employee future benefits liabilities for the post-retirement and post-employment plans for accounting purposes. The liabilities are determined by independent actuaries using the projected benefit method prorated on service and based on assumptions that reflect management’s best estimates.

Expected Rate of Return on Plan Assets

The expected rate of return on pension plan assets is based on expectations of long-term rates of return at the beginning of the year and reflects a pension asset mix consistent with the pension plan’s current investment policy.

Rates of return on the respective portfolios are determined with reference to respective published market indices. The expected rate of return on pension plan assets reflects the Company’s long-term expectations. We believe that this assumption is reasonable because, with the pension plan’s balanced investment approach, the higher volatility of equity investment returns is intended to be offset by the greater stability of fixed-income and short-term investment returns. The net result, on a long-term basis, is a lower return than might be expected by investing in equities alone. In the short term, the pension plan can experience fluctuations in actual rates of return.

HYDRO ONE INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS (continued)

For the years ended December 31, 2015 and 2014

Rate of Cost of Living Increase

The rate of cost of living increase is determined by considering differences between long-term Government of Canada nominal bonds and real return bonds, which decreased from 1.70% per annum as at December 31, 2014 to approximately 1.50% per annum as at December 31, 2015. Given the Bank of Canada’s commitment to keep long-term inflation between 1.00% and 3.00%, management believes that the current rate is reasonable to use as a long-term assumption and as such, has used a 2.0% per annum inflation rate for employee future benefits liability valuation purposes as at December 31, 2015.

Mortality Assumptions

Hydro One’s employee future benefits liability is also impacted by changes in life expectancies used in mortality assumptions. Increases in life expectancies of plan members result in increases in the employee future benefits liability. The mortality assumption at December 31, 2015 is based on the final tables issued by the Canadian Institute of Actuaries (for public sector, with projection scale CPM-B and no adjustment due to pension size). This is the same assumption as was used as of December 31, 2014.

Rate of Increase in Health Care Cost Trends

The costs of post-retirement and post-employment benefits are determined at the beginning of the year and are based on assumptions for expected claims experience and future health care cost inflation. A 1% increase in the health care cost trends would result in a $22 million increase in 2015 interest cost plus service cost, and a $252 million increase in the year-end 2015 benefit liability.

Asset Impairment

Within Hydro One’s regulated businesses, the carrying costs of most of the long-lived assets are included in the rate base where they earn an OEB-approved rate of return. Asset carrying values and the related return are recovered through OEB-approved rates. As a result, such assets are only tested for impairment in the event that the OEB disallows recovery, in whole or in part, or if such a disallowance is judged to be probable. As at December 31, 2015, no asset impairment had been recorded for assets within Hydro One’s businesses.

Goodwill is evaluated for impairment on an annual basis, or more frequently if circumstances require. Hydro One has concluded that goodwill was not impaired at December 31, 2015. Goodwill represents the cost of acquired local distribution companies that is in excess of the fair value of the net identifiable assets acquired at the acquisition date.

DISCLOSURE CONTROLS AND INTERNAL CONTROLS OVER FINANCIAL REPORTING

Internal controls have been documented and tested for adequacy and effectiveness, and continue to be refined over all business processes.

In compliance with the requirements of National Instrument 52-109, the Company’s Certifying Officers have reviewed and certified the Consolidated Financial Statements for the year ended December 31, 2015, together with other financial information included in the Company’s securities filings. The Certifying Officers have also certified that disclosure controls and procedures (DC&P) have been designed to provide reasonable assurance that material information relating to the Company is made known within the Company. Further, the Certifying Officers have certified that internal controls over financial reporting (ICFR) have been designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of the Consolidated Financial Statements. Based on the evaluation of the design and operating effectiveness of the Company’s DC&P and ICFR, the Certifying Officers concluded that the Company’s DC&P and ICFR were effective as at December 31, 2015.

NEW ACCOUNTING PRONOUNCEMENTS

In January 2015, the Financial Accounting Standards Board (FASB) issued an accounting standards update that eliminates the requirements for reporting entities to consider whether an underlying event or transaction is extraordinary and to show the item separately in the income statement. This update is applicable to Hydro One for the years and interim periods beginning on January 1, 2016. The Company does not anticipate that the adoption of this update will have a significant impact on its consolidated financial statements.

In February 2015, the FASB issued an accounting standards update that provides guidance about the analysis that a reporting entity must perform to determine whether it should consolidate certain types of legal entities. This update is applicable to Hydro

HYDRO ONE INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS (continued)

For the years ended December 31, 2015 and 2014

One for the years and interim periods beginning on January 1, 2016. The Company does not anticipate that the adoption of this update will have a significant impact on its consolidated financial statements.

In April 2015, the FASB issued an accounting standards update that requires debt issuance costs related to a recognized debt liability to be presented on the balance sheet as a direct deduction from the carrying amount of that debt liability. The recognition and measurement guidance for debt issuance costs are not affected. This update is applicable to Hydro One for the years and interim periods beginning on January 1, 2016. Upon adoption of this update in the first quarter of 2016, the Company’s deferred debt issuance costs that are currently presented under other long-term assets will be reclassified as a deduction from the carrying amount of long-term debt.

In April 2015, the FASB issued an accounting standards update that permits an entity with a fiscal year-end that does not coincide with a month-end and an entity that has a significant event in an interim period that calls for a remeasurement of defined benefit plan assets and obligations to measure the defined benefit plan assets and obligations using the month-end that is closest to the entity’s fiscal year-end. This update is applicable to Hydro One for the years and interim periods beginning on January 1, 2016. The Company does not anticipate that the adoption of this update will have a significant impact on its consolidated financial statements.

In April 2015, the FASB issued an accounting standards update that provides guidance to customers about whether a cloud computing arrangement includes a software license, as well as the related accounting for the arrangement. This update is applicable to Hydro One for the years and interim periods beginning on January 1, 2016. The Company is currently assessing the impact of adoption of this update on its consolidated financial statements.

In August 2015, the FASB issued an accounting standards update that defers by one year the effective date of a revenue recognition standard issued in 2014 to January 1, 2018. The standard provides guidance on revenue recognition that depicts the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods and services. The Company is currently assessing the impact of adoption of this update on its consolidated financial statements.

In September 2015, the FASB issued an accounting standards update that requires an acquirer to recognize adjustments to provisional amounts that are identified during the measurement period of a business combination in the reporting period in which the adjustment amounts are determined. This update is applicable to Hydro One for the years and interim periods beginning on January 1, 2016 for measurement adjustments related to business combinations.

In November 2015, the FASB issued an accounting standards update that requires all deferred tax assets and liabilities to be classified as noncurrent on the balance sheet. This update is applicable to Hydro One for the years and interim periods beginning on January 1, 2017. Upon adoption of this update in the first quarter of 2017, the current portions of the Company’s deferred income tax assets and liabilities will be reclassified as long-term assets and liabilities on the consolidated Balance Sheets.

In January 2016, the FASB issued an accounting standards update that requires equity investments to be measured at fair value with changes in fair value recognized in net income, and requires enhanced disclosures and presentation of financial assets and liabilities in the financial statements. This update also simplifies the impairment assessment of equity investments without readily determinable fair values by requiring a qualitative assessment to identify impairment. This update is applicable to Hydro One for the years and interim periods beginning on January 1, 2018. The Company is currently assessing the impact of adoption of this update on its consolidated financial statements.

OTHER MATTERS

Appointment of New Board of Directors

In 2015, the Province appointed a fully independent Board of Directors to govern Hydro One as a publicly traded company, with a renewed focus on customer service excellence, improved performance and reliability, and growing shareholder value. Each of the directors, including Canadian business leaders, electricity sector experts, corporate directors and a former provincial Ombudsman, was selected based upon their independence, commercial experience, and specific expertise.

Appointment of President and Chief Executive Officer

In August 2015, the Company’s Board of Directors announced the appointment of Mayo Schmidt as Hydro One’s new President and Chief Executive Officer, effective September 3, 2015. Mr. Schmidt was most recently the Chief Executive Officer of Viterra Inc.

HYDRO ONE INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS (continued)

For the years ended December 31, 2015 and 2014

Appointment of Chief Financial Officer

In June 2015, Mr. Michael Vels was appointed to the position of Chief Financial Officer of Hydro One, effective July 1, 2015. Mr. Vels was most recently the Chief Financial Officer at Maple Leaf Foods Inc.

Appointment of Hydro One Ombudsman

In October 2015, the Hydro One Board of Directors announced the appointment of Fiona Crean to the role of Ombudsman for Hydro One, effective November 17, 2015. Ms. Crean most recently served as the City of Toronto’s Ombudsman, and has worked in the area of dispute resolution and complaints investigation for more than 25 years. Ms. Crean will report directly to the Hydro One Board of Directors.

SUMMARY OF FOURTH QUARTER RESULTS OF OPERATIONS

Quarter ended December 31 (millions of Canadian dollars, except per share amounts)	2015	2014	Change
Revenues
Distribution	1,148	1,268	(9.5%)
Transmission	361	382	(5.5%)
Other	4	12	(66.7%)

	1,513	1,662	(9.0%)

Costs
Purchased power	786	893	(12.0%)
OM&A
Distribution	146	148	(1.4%)
Transmission	128	86	48.8%
Other	22	13	69.2%

	296	247	19.8%

Depreciation and amortization	191	190	0.5%

	1,273	1,330	(4.3%)

Income before financing charges and income taxes	240	332	(27.7%)
Financing charges	94	98	(4.1%)

Income before income taxes	146	234	(37.6%)
Income tax expense	10	15	(33.3%)

Net income	136	219	(37.9%)

Net income attributable to common shareholder of Hydro One	132	216	(38.9%)

Basic and diluted EPS	$1,036	$2,170	(52.3%)

Capital investments
Distribution	198	211	(6.2%)
Transmission	251	265	(5.3%)
Other	1	2	(50.0%)

	450	478	(5.9%)

Net Income and EPS

The changes to net income and EPS were primarily due to the following:

•	Milder weather resulted in a decrease in transmission revenues, mainly due to lower average monthly Ontario 60-minute peak demand, and lower net distribution revenues; and

•	Although expenses related to stabilization of the Company’s customer information system were significantly lower than last year, OM&A costs increased from last year, primarily due to:

HYDRO ONE INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS (continued)

For the years ended December 31, 2015 and 2014

¡	expenses related to write-offs of project and inventory costs due to revisions of asset replacement strategies;

¡	higher storm restoration efforts due to multiple windstorms in the fourth quarter of 2015;

¡	timing of preventative maintenance on grid infrastructure;

¡	insurance proceeds receipts in 2014 that did not re-occur in 2015; and

¡	expenditures related to integration of acquired local distribution companies.

Income tax expense for the quarter was reduced by an income tax recovery of $9 million due to tax benefits related to the IPO. Excluding this effect, the fourth quarter 2015 effective tax rate would have been approximately 13.4% compared to the fourth quarter 2014 effective tax rate of approximately 6.6%.

Revenues

The quarterly decrease of $21 million or 5.5% in transmission revenues was primarily due to lower average monthly Ontario 60-minute peak demand associated with unseasonably warm weather during the fourth quarter of 2015.

The quarterly decrease of $120 million or 9.5% in distribution revenues was primarily due to lower purchased power costs, the spin-off of Hydro One Brampton, and lower consumption due primarily to milder weather, partially offset by higher OEB-approved distribution rates.

OM&A Costs

The quarterly increase of $42 million or 48.8% in transmission OM&A costs was primarily due to the following:

•	expenses related to write-offs of project and inventory costs due to revisions of asset replacement strategies;

•	higher volumes of preventative and corrective station maintenance on power equipment;

•	insurance proceeds received in the fourth quarter of 2014 related to 2013 floods at the Company’s Richview and Manby transformer stations which were recorded as a reduction in 2014 OM&A costs;

•	higher expenditures during 2015 related to work required to adhere to the NERC Cyber Security standards; and

•	increased expenditures related to forestry control and line clearing on the Company’s transmission rights-of-way.

The decrease of $2 million or 1.4% in distribution OM&A costs during the fourth quarter of 2015 was primarily due to the following:

•	a decrease in bad debt expense and lower expenditures related to remediation of the Company’s customer information system; and

•	decreased vegetation management expenditures relating to distribution line clearing and forestry control; partially offset by

•	increased costs associated with responding to power quality-related issues and outages as a result of multiple wind storms which occurred during the fourth quarter of 2015.

Income Taxes

The decrease of $5 million in income tax expense for the fourth quarter of 2015 compared to 2014 was due to lower income before taxes, in addition to the positive effect of an income tax recovery associated with the step-up of the tax basis of the assets of Hydro One and its subsidiaries to fair market value in excess of the Departure Tax incurred when Hydro One exited the PILs Regime.

For the fourth quarter of 2015, the Company realized an effective tax rate of approximately 6.0%, compared to approximately 6.6% realized for the fourth quarter of 2014. The difference in the effective tax rates is due primarily to the income tax recovery on the revaluation of the assets of Hydro One on exiting the PILs Regime, partially offset by a decrease in accelerated capital cost allowance over depreciation recognized in 2014 for certain classes of assets.

HYDRO ONE INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS (continued)

For the years ended December 31, 2015 and 2014

Capital Investments

During the fourth quarter of 2015, the Company made capital investments totalling $450 million and placed $602 million of new assets in-service. Capital investments in the transmission system during the fourth quarter included equipment replacements at the Bruce, Richview and Pickering Transmission Stations, and continued work on the Company’s major inter-area network and local area supply projects, including the Clarington Transmission Station and Guelph Area Transmission Refurbishment projects.

Capital investments in the distribution system during the fourth quarter included capital work related to station refurbishment programs and wood utility pole replacements, continued investments in new customer connections and upgrades, and increased storm restoration work as a result of two significant wind storms during the fourth quarter of 2015.

FORWARD-LOOKING STATEMENTS AND INFORMATION

The Company’s oral and written public communications, including this document, often contain forward-looking statements that are based on current expectations, estimates, forecasts and projections about the Company’s business and the industry in which it operates, and include beliefs and assumptions made by the management of the Company. Such statements include, but are not limited to: expectations regarding energy-related revenues and profit and their trend; statements regarding the Company’s transmission and distribution rates resulting from rate applications; statements about CDM; statements regarding the Company’s liquidity and capital resources and operational requirements; statements about the standby credit facilities; expectations regarding the Company’s financing activities; statements regarding the Company’s maturing debt; statements regarding ongoing and planned projects and/or initiatives including the expected results of these projects and/or initiatives and their completion dates; expectations regarding the recoverability of large capital investments; statements regarding expected future capital and development investments, the timing of these expenditures and the Company’s investment plans; statements regarding contractual obligations and other commercial commitments; statements related to the OEB; statements regarding future pension contributions, the pension plan and actuarial valuation; expectations related to workforce demographics; statements about the outsourcing arrangements with Inergi and Brookfield; expectations regarding work and costs of compliance with environmental and health and safety regulations; statements related to critical accounting estimates, including employee future benefits and expectations regarding regulatory assets and liabilities; statements about non-GAAP measures; statements regarding recent accounting-related guidance; statements about internal controls; expectations about effect of interest rates; statements related to Hydro One Brampton; statements about collective agreements; expectations regarding taxes; statements related to the Company’s relationship with Hydro One Limited and the Province; statements about share-based compensation; statements related to claims; statements regarding the role of Hydro One’s Ombudsman; and statements related to the Company’s acquisitions and integrations, including statements about Great Lakes Power Transmission LP, Woodstock Hydro, Haldimand Hydro, and Norfolk Power. Words such as “expect”, “anticipate”, “intend”, “attempt”, “may”, “plan”, “will”, “believe”, “seek”, “estimate”, “goal”, “aim”, “target”, and variations of such words and similar expressions are intended to identify such forward-looking statements. These statements are not guarantees of future performance and involve assumptions and risks and uncertainties that are difficult to predict. Therefore, actual outcomes and results may differ materially from what is expressed, implied or forecasted in such forward-looking statements. Hydro One does not intend, and it disclaims any obligation, to update any forward-looking statements, except as required by law.

These forward-looking statements are based on a variety of factors and assumptions including, but not limited to, the following: no unforeseen changes in the legislative and operating framework for Ontario’s electricity market; favourable decisions from the OEB and other regulatory bodies concerning outstanding and future rate and other applications; no unexpected delays in obtaining the required approvals; no unforeseen changes in rate orders or rate setting methodologies for the Company’s Distribution and Transmission Businesses; continued use of US GAAP; a stable regulatory environment; no unfavourable changes in environmental regulation; and no significant event occurring outside the ordinary course of business. These assumptions are based on information currently available to the Company, including information obtained from third party sources. Actual results may differ materially from those predicted by such forward-looking statements. While Hydro One does not know what impact any of these differences may have, the Company’s business, results of operations, financial condition and credit stability may be materially adversely affected. Factors that could cause actual results or outcomes to differ materially from the results expressed or implied by forward-looking statements include, among other things:

•

risks associated with the Province’s significant share ownership of Hydro One’s parent corporation and other relationships with the Province, including potential conflicts of interest that may arise between Hydro One, the Province and related parties;

HYDRO ONE INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS (continued)

For the years ended December 31, 2015 and 2014

•	regulatory risks and risks relating to Hydro One’s revenues, including risks relating to rate orders, actual performance against forecasts and capital expenditures;

•	the risk that previously granted regulatory approvals may be subsequently challenged, appealed or overturned;

•	the risk that the Company may be unable to comply with regulatory and legislative requirements or that the Company may incur additional costs for compliance that are not recoverable through rates;

•

the risk of exposure of the Company’s facilities to the effects of severe weather conditions, natural disasters or other unexpected occurrences for which the Company is uninsured or for which the Company could be subject to claims for damage;

•	public opposition to and delays or denials of the requisite approvals and accommodations for the Company’s planned projects;

•	the risk that Hydro One may incur significant costs associated with transferring assets located on Reserves (as defined in the Indian Act (Canada));

•	the risks associated with information system security and with maintaining a complex information technology system infrastructure;

•	the risks related to the Company’s workforce demographic and its potential inability to attract and retain qualified personnel;

•	the risk of labour disputes and inability to negotiate appropriate collective agreements on acceptable terms consistent with the Company’s rate decisions;

•	risk that the Company is not able to arrange sufficient cost-effective financing to repay maturing debt and to fund capital expenditures;

•	risks associated with fluctuations in interest rates and failure to manage exposure to credit risk;

•	the risk that the Company may not be able to execute plans for capital projects necessary to maintain the performance of the Company’s assets or to carry out projects in a timely manner;

•	the risk of non-compliance with environmental regulations or failure to mitigate significant health and safety risks and inability to recover environmental expenditures in rate applications;

•	the risk that assumptions that form the basis of the Company’s recorded environmental liabilities and related regulatory assets may change;

•	changes in benefits and changes in actuarial assumptions;

•

the risk of not being able to recover the Company’s pension expenditures in future rates and uncertainty regarding the future regulatory treatment of pension, other post-employment benefits and post-retirement benefits costs;

•

the potential that Hydro One may incur significant expenses to replace some or all of the functions currently outsourced if either of the Company’s agreements with Inergi or Brookfield are terminated or expire before a new service provider is selected;

•	the risks associated with economic uncertainty and financial market volatility;

•	the inability to prepare financial statements using US GAAP; and

•	the impact of the ownership by the Province of lands underlying the Company’s transmission system.

Hydro One cautions the reader that the above list of factors is not exhaustive. Some of these and other factors are discussed in more detail in the section “Risk Management and Risk Factors” in this MD&A.

In addition, Hydro One cautions the reader that information provided in this MD&A regarding the Company’s outlook on certain matters, including potential future expenditures, is provided in order to give context to the nature of some of the Company’s future plans and may not be appropriate for other purposes.

Additional information about Hydro One, including the Company’s Annual Information Form, is available on SEDAR at www.sedar.com and on the US Securities and Exchange Commission’s EDGAR website at www.sec.gov/edgar.shtml.